UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the nine months ended September 30, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-266391 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us” or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2023, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2023 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the nine months ended September 30, 2024 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2023 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 1, 2024.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview” and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2023 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by the armed conflict in the Middle East, the war between Ukraine and Russia, long-standing U.S.-China trade tensions, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp global growth slowdown;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, certain actions by Swiss regulators in 2023 have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and ESG (as defined below) risk levels;
•in Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and the elections in Catalonia in May 2024 and there is a risk that policies could be adopted that have an adverse impact on the economy or our business;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates on the Group’s results of operations (including mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates) and the impact of any future interest rate reductions on inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•BBVA’s ability to complete the exchange offer for all of the shares of Banco de Sabadell, S.A. and, if applicable, integrate Banco de Sabadell, S.A. successfully, and any unanticipated costs, losses or other impacts in connection therewith;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence and implement technological advances on a timely basis or at all;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance (“ESG”) standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or to otherwise adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and

•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2023 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2023 and for the nine months ended September 30, 2023 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
The hyperinflation adjustments in Turkey and Argentina for the nine months ended September 30, 2024 amounted to a loss on the net monetary position of €1,179 million and €1,178 million, respectively (€1,820 million and €953 million, respectively, for the nine months ended September 30, 2023) and were recorded in the line “Other operating expense” in the consolidated income statement.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the nine months ended September 30, 2023 comparable with the segment information as of and for the nine months ended September 30, 2024, segment information as of December 31, 2023 and for the nine months ended September 30, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
2024 Share Buyback Program
On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of April 9, 2024. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.
On May 24, 2024, BBVA announced the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, by reducing BBVA’s share capital by €36,580,908.35 and the consequent redemption of 74,654,915 shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares (see Notes 24 and 25 to the Unaudited Condensed Interim Consolidated Financial Statements).
Statistical and Financial Information
The following principles should be noted in reviewing the statistical (if any) and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of September 30, 2024, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2023.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the nine months ended September 30, 2023 comparable with the segment information as of and for the nine months ended September 30, 2024, segment information as of December 31, 2023 and for the nine months ended September 30, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of September 30, 2024 and December 31, 2023 was as follows:

	As of September 30, 2024	As of December 31, 2023
	(In Millions of Euros)
Spain	441,170	457,573
Mexico	156,541	173,489
Turkey	76,478	68,329
South America	68,052	64,779
Rest of Business	58,013	64,274
Subtotal Assets by Operating Segment	800,253	828,445
Corporate Center and Adjustments (1)	(30,912)	(52,886)
Total Assets BBVA Group	769,341	775,558
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the nine months ended September 30, 2024 and 2023. Such information is presented under management criteria; however, for the nine months ended September 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023—Results of operations by operating segment for the nine months ended September 30, 2024 compared with the nine months ended September 30, 2023”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Nine months ended September 30,
	2024	2023	2024	2023
	(In Millions of Euros)		(In Percentage)
Spain	2,866	2,083	34.3	28.8
Mexico	4,193	3,971	50.1	54.9
Turkey	433	366	5.2	5.1
South America	471	488	5.6	6.7
Rest of Business	402	327	4.8	4.5
Subtotal operating segments	8,366	7,235	100.0	100.0
Corporate Center	(744)	(1,274)
Profit attributable to parent company	7,622	5,961
(1) Based on subtotal from operating segments.
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the nine months ended September 30, 2024 and 2023. Such information is presented under management criteria; however, for the nine months ended September 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023—Results of operations by operating segment for the nine months ended September 30, 2024 compared with the nine months ended September 30, 2023”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
September 2024
Net interest income / (expense)	4,831	8,762	925	4,178	523	(359)	18,861
Gross income	7,103	11,641	2,838	3,865	1,048	(332)	26,161
Operating profit / (loss) before tax	4,047	5,765	1,223	943	511	(842)	11,647
Profit / (loss) attributable to parent company	2,866	4,193	433	471	402	(744)	7,622
September 2023
Net interest income / (expense)	4,053	8,164	1,581	3,892	405	(253)	17,843
Gross income	5,833	10,475	2,310	3,577	852	(942)	22,104
Operating profit / (loss) before tax	3,015	5,450	1,087	1,009	417	(1,491)	9,487
Profit / (loss) attributable to parent company	2,083	3,971	366	488	327	(1,274)	5,961

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	441,170	156,541	76,478	68,052	58,013	800,253	(30,912)
Cash, cash balances at central banks and other demand deposits	26,323	10,213	8,374	7,722	6,274	58,906	(317)
Financial assets at fair value (2)	138,381	51,753	3,835	10,908	1,796	206,674	(8,733)
Financial assets at amortized cost	233,374	87,745	60,087	45,296	49,236	475,738	123
Loans and advances to customers	176,061	82,117	42,693	42,896	44,224	387,992	(1,261)
Total Liabilities	425,851	145,277	68,509	61,553	53,149	754,339	(41,770)
Financial liabilities held for trading and designated at fair value through profit or loss	89,322	29,312	1,807	1,845	924	123,208	(10,452)
Financial liabilities at amortized cost - Customer deposits	236,351	77,943	55,588	46,467	24,189	440,539	(2,705)
Total Equity	15,319	11,263	7,969	6,499	4,864	45,914	10,858
Assets under management	105,802	55,674	14,106	6,862	613	183,057
Mutual funds	80,160	50,892	9,699	6,862	—	147,613
Pension funds	25,642	—	4,407	—	613	30,662
Other placements	—	4,782	—	—	—	4,782
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	457,573	173,489	68,329	64,779	64,274	828,445	(52,886)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	146,136	60,379	3,692	10,508	15,475	236,189	(23,250)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,169	88,112	37,416	41,213	39,322	379,231	(1,588)
Total Liabilities	442,681	162,271	61,892	58,485	60,083	785,412	(65,119)
Financial liabilities held for trading and designated at fair value through profit or loss	111,701	28,492	1,878	3,289	14,831	160,192	(25,177)
Financial liabilities at amortized cost - Customer deposits	217,235	92,564	50,651	42,567	13,056	416,073	(2,587)
Total Equity	14,892	11,218	6,438	6,294	4,191	43,033	12,233
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €26,323 million as of September 30, 2024, a 41.1% decrease compared with the €44,653 million recorded as of December 31, 2023, mainly due to the decrease in the cash held at the European Central Bank as a result of decreases in funding through repurchase agreements with the aim of reducing funding costs, and the use of cash in making additional purchases of Spanish sovereign debt.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €138,381 million as of September 30, 2024, a 5.3% decrease from the €146,136 million recorded as of December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements).
Financial assets at amortized cost of this operating segment as of September 30, 2024 amounted to €233,374 million, a 7.9% increase compared with the €216,334 million recorded as of December 31, 2023. Within this heading, loans and advances to customers amounted to €176,061 million as of September 30, 2024, a 1.7% increase compared with the €173,169 million recorded as of December 31, 2023, mainly due to the increases in the consumer and household loan portfolios, which are mostly referenced to variable interest rates. Also within this heading, debt securities of this operating segment as of September 30, 2024 amounted to €41,760 million, a 29.8% increase compared with the €32,164 million recorded as of December 31, 2023, mainly as a result of an increase in Spanish sovereign debt securities recorded as “Financial assets at amortized cost, within a high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2024 amounted to €89,322 million, a 20.0% decrease compared with the €111,701 million recorded as of December 31, 2023, mainly due to the decrease in deposits from credit institutions (through repurchase agreements) recorded under “Financial liabilities held for trading”.
Customer deposits at amortized cost of this operating segment as of September 30, 2024 amounted to €236,351 million, an 8.8% increase compared with the €217,235 million recorded as of December 31, 2023, mainly due to the increase in repurchase agreements with the Spanish government and other government agencies, partially offset by a shift of certain customer deposits from Spain towards deposits in our New York branch (which are recorded in the Rest of Business operating segment).
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of September 30, 2024 amounted to €105,802 million, an 8.8% increase compared with €97,253 million as of December 31, 2023, mainly due to the increase in private banking and mutual funds, as a result of the positive stock market performance.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.9% as of September 30, 2024 from 4.1% as of December 31, 2023. This ratio was positively affected by the sale of a portfolio of non-performing mortgage loans and certain unsecured retail portfolios, and lower net entries from the retail portfolios. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 56% as of September 30, 2024 from 55% as of December 31, 2023.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso depreciated 14.8% against the euro as of September 30, 2024 compared with December 31, 2023, negatively affecting the business activity of the Mexico operating segment as of September 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €10,213 million as of September 30, 2024, a 1.2% increase compared with the €10,089 million recorded as of December 31, 2023, mainly due to increases in cash balances held at the Mexican Central Bank (“BANXICO”) as a result of the debt issuances completed during 2024, which increased liquidity levels, offset, in substantial part, by the depreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2024 amounted to €51,753 million, a 14.3% decrease from the €60,379 million recorded as of December 31, 2023, due to the depreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2024 amounted to €87,745 million, an 8.9% decrease compared with the €96,342 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of September 30, 2024 amounted to €82,117 million, a 6.8% decrease compared with the €88,112 million recorded as of December 31, 2023, mainly attributable to the depreciation of the Mexican peso against the euro, partially offset by the increase in wholesale loans (in particular, corporate banking, which are mostly referenced to variable interest rates) and retail loans (consumer loans and, to a lesser extent, mortgage loans, which are mostly referenced to fixed interest rates).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2024 amounted to €29,312 million, a 2.9% increase compared with the €28,492 million recorded as of December 31, 2023, mainly as a result of the increase in deposits from central banks (through repurchase agreements) recorded under “Financial liabilities held for trading”, partially offset by the depreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of September 30, 2024 amounted to €77,943 million, a 15.8% decrease compared with the €92,564 million recorded as of December 31, 2023, primarily due to decreases in the volume of demand deposits within the household portfolio, as a result of the increased competition from other banks, for remunerated deposits, and the depreciation of the Mexican peso against the euro. In addition, there is increasing competition from neobanks.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of September 30, 2024 amounted to €55,674 million, a 4.5% increase compared with the €53,254 million as of December 31, 2023, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, partially offset by the depreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) increased to 2.7% as of September 30, 2024 from 2.6% as of December 31, 2023 mainly due to the increase in the balance of certain non-performing retail loan portfolios, partially offset by certain recoveries and higher write-offs in the wholesale loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 121% as of September 30, 2024 from 123% as of December 31, 2023.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 14.7% against the euro as of September 30, 2024 compared to December 31, 2023, adversely affecting the business activity of the Turkey operating segment as of September 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for information on certain regulation that is relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €8,374 million as of September 30, 2024, a 13.7% decrease compared with the €9,700 million recorded as of December 31, 2023, mainly due to the decrease in cash held at the Central Bank of the Republic of Turkey (“CBRT”) as a result of increased lending activity which was higher than the increase in deposits, additional purchases of Turkish sovereign debt and the depreciation of the Turkish lira against the euro, partially offset by the increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2024 amounted to €3,835 million, a 3.9% increase from the €3,692 million recorded as of December 31, 2023, mainly due to increases in local currency-denominated debt securities (mainly government bonds), partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2024 amounted to €60,087 million, an 16.6% increase compared with the €51,543 million recorded as of December 31, 2023, partially offset by the depreciation of the Turkish lira against the euro. Within this heading, loans and advances to customers of this operating segment as of September 30, 2024 amounted to €42,693 million, a 14.1% increase compared with the €37,416 million recorded as of December 31, 2023, mainly due to the increase in Turkish lira-denominated credit card loans and consumer loans, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of September 30, 2024 amounted to €7,301 million, an 8.9% increase compared with the €6,706 million recorded as of December 31, 2023, as a result of the increase in local currency-denominated government bonds. Further, loans and advances to central banks increased in the nine months ended September 30, 2024, as a result of the regulation and monetary policy adopted by the CBRT on foreign currency deposit accounts (where the relevant reserve requirement was set at 5% as of September 21, 2024, see “Other Matters—Regulatory Update for Turkey”).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2024 amounted to €1,807 million, a 3.8% decrease compared with the €1,878 million recorded as of December 31, 2023, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in the value of derivatives recorded under “Financial liabilities designated at fair value through profit or loss” portfolio.
Customer deposits at amortized cost of this operating segment as of September 30, 2024 amounted to €55,588 million, a 9.7% increase compared with the €50,651 million recorded as of December 31, 2023, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) as a result in part of the measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which included increased reserve requirements and the requirement that banks buy local currency-denominated government bonds if less than a certain percentage of their deposits are denominated in Turkish lira, and, to a lesser extent, an increase in demand deposits in Turkish lira and demand deposits in U.S. dollars, partially offset by the depreciation of the Turkish lira against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of September 30, 2024 amounted to €14,106 million, an 81.6% increase compared with the €7,768 million as of December 31, 2023, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.6% as of September 30, 2024 from 3.8% as of December 31, 2023, mainly as a result of the growth in lending activity (as new lending increases the denominator used to calculate this ratio, whereas new lending is typically performing during the period and therefore does not affect the numerator), the sale of retail non-performing loan portfolios and the decrease in the balance of non-performing wholesale loans, offset, in part, by the higher non-performing loan net entries in the retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 87% as of September 30, 2024 from 97% as of December 31, 2023 mainly as a result of the higher non-performing loan net entries in the retail loan portfolios.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of September 30, 2024, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro by 17.8%, 9.4% and 1.1% respectively, compared to December 31, 2023. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of September 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of September 30, 2024 and December 31, 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of September 30, 2024 amounted to €7,722 million, a 17.3% increase compared with the €6,585 million recorded as of December 31, 2023, mainly due to increases in funding from deposits in Argentina and, to a lesser extent, increases in funding from deposits in Peru, in a context of contained loan growth, partially offset by decreases in cash balances held at the central bank in Colombia and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2024 amounted to €10,908 million, a 3.8% increase compared with the €10,508 million recorded as of December 31, 2023, mainly due to the increase of debt securities in Argentina, partially offset by the decrease in the value of derivatives recorded under the “Financial assets held for trading” portfolio in Colombia and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2024 amounted to €45,296 million, a 1.8% increase compared with the €44,508 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of September 30, 2024 amounted to €42,896 million, a 4.1% increase compared with the €41,213 million recorded as of December 31, 2023, mainly as a result of the increase in commercial loans and credit card loans in Argentina, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2024 amounted to €1,845 million, a 43.9% decrease compared with the €3,289 million recorded as of December 31, 2023, mainly due to the decrease in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio in Colombia and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.

Customer deposits at amortized cost of this operating segment as of September 30, 2024 amounted to €46,467 million, a 9.2% increase compared with the €42,567 million recorded as of December 31, 2023, mainly as a result of the increase in commercial and retail time deposits, mainly in Argentina within a high interest rate environment (although central banks in South America have started to reduce interest reference rates) and, to a lesser extent, demand deposits, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of September 30, 2024 amounted to €6,862 million, a 24.2% increase compared with the €5,525 million as of December 31, 2023, mainly due to our strategy to boost private banking activities in the region, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 5.0% as of September 30, 2024 from 4.8% as of December 31, 2023, as a result of new Stage 3 entries in the retail portfolio, mainly in Colombia and Peru, within a context of overall unfavorable macroeconomic conditions, partially offset by an improvement in the entries trend in Peru in the third quarter of 2024. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 80% as of September 30, 2024, from 88% as of December 31, 2023 as a result of the abovementioned increases in the non-performing loan ratio and certain sales of loan portfolios and write-offs of loans that were covered by provisions.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar depreciated 1.3% against the euro as of September 30, 2024 compared to December 31, 2023, slightly negatively affecting the business activity of the Rest of Business operating segment as of September 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of September 30, 2024 amounted to €6,274 million, a 32.1% increase compared with the €4,748 million recorded as of December 31, 2023, mainly due to the increase in cash balances held at central banks within this operating segment, since customer deposits have grown at a higher pace than financial assets and excess liquidity is held at central banks.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2024 amounted to €1,796 million, an 88.4% decrease compared with the €15,475 million recorded as of December 31, 2023, mainly due to the decrease in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States, as a result of decreased activity in the Global Markets unit.
Financial assets at amortized cost of this operating segment as of September 30, 2024 amounted to €49,236 million, a 13.5% increase compared with the €43,363 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of September 30, 2024 amounted to €44,224 million, a 12.5% increase compared with the €39,322 million recorded as of December 31, 2023, mainly due to increased activity in the branches located in New York and Europe, in particular, in project finance and corporate loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2024 amounted to €924 million, a 93.8% decrease compared with the €14,831 million recorded as of December 31, 2023, mainly due to the decrease in deposits (through repurchase agreements) recorded under “Financial liabilities held for trading” in the broker-dealer BBVA Securities Inc., as a result of decreased activity in the Global Markets unit.
Customer deposits at amortized cost of this operating segment as of September 30, 2024 amounted to €24,189 million, an 85.3% increase compared with the €13,056 million recorded as of December 31, 2023, mainly as a result of the growth in time deposits in the branches located in Europe and, to a lesser extent, the increase in time deposits in the New York branch, due in part to increased activity and the shift from certain customer deposits in Spain.
Off-balance sheet funds of this operating segment as of September 30, 2024 amounted to €613 million, an 8.3% increase compared with the €566 million recorded as of December 31, 2023 due to increases in the balance of pension funds.

The non-performing loan ratio (as defined herein) of this operating segment decreased to 0.6% as of September 30, 2024 from 0.7% as of December 31, 2023, and was positively affected by the growth in lending activity and the decrease in non-performing loans due to repayments, recoveries and write offs, and negatively affected by a new Stage 3 loan entry. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 70% as of September 30, 2024, from 69% as of December 31, 2023 mainly as a result of the increase in the coverage of Stage 3 loans and the higher recoveries, partially offset by the aforementioned new Stage 3 loan entry.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2023 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the nine months ended September 30, 2024 and September 30, 2023, and as period-end exchange rates as of September 30, 2024 and as of December 31, 2023 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023	As of September 30, 2024	As of December 31, 2023
Mexican peso	19.2823	19.2867	21.9842	18.7231
Turkish lira			38.2693	32.6531
U.S. dollar	1.0870	1.0834	1.1196	1.1050
Argentine peso			1,086.6651	892.8124
Colombian peso	4,326.9325	4,777.6325	4,662.2495	4,223.3653
Peruvian sol	4.0715	4.0332	4.1485	4.1042
(1)The period-end exchange rate as of September 30, 2023 of the Turkish lira and the Argentine peso against the euro was 29.0514 and 370.8165, respectively.

During the nine months ended September 30, 2024, the Turkish lira, the Argentine peso and, to a significantly lesser extent, the Peruvian sol depreciated against the euro in average terms compared with the same period of the prior year. On the other hand, the Colombian peso appreciated against the euro. The Mexican peso and the U.S. dollar remained practically unchanged in average terms compared with the average exchange rates in the same period of the prior year.
In terms of period-end exchange rates, all currencies listed above depreciated against the euro compared with period-end exchange rates in the prior year. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and for the balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high, and they may lead to new supply shocks, GDP contraction and a resurge of inflation, paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets. Moreover, some political events, such as the upcoming presidential elections in the United States, could be a source of instability in the coming months. Any of these factors could materially and adversely affect the Group’s business, financial condition and results of operations.
In addition, there is a risk of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, negatively impacting many regions, due to tensions in real estate markets, declining demand and economic sanctions imposed by the United States, among other factors.
Further, the collapse of Silicon Valley Bank and UBS’s agreement to acquire Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). The prevalence of interest rates at relatively high levels could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, increasing funding costs and further increases in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins.
Moreover, in the current context, one of the main risks is that inflation remains higher than expected, due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate factors, due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors, such as the lowering of interest rates by central banks. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted, which could negatively affect the macroeconomic environment and financial markets.

The Group’s results of operations have been affected in recent years by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Hyperinflationary Economies”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the nine months ended September 30, 2024. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group for the nine months ended September 30, 2024.
Further, the Group’s results of operations have been affected in recent years by institutional and regulatory developments. In Turkey, the CBRT has strengthened its macroprudential policy toolkit. Among other measures, reserve requirements, which used to apply to the liability side of balance sheets only, started to apply to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Other Matters—Regulatory Update for Turkey”. The regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system, and economic conditions in Turkey, including changes in official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results, and there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations.
While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions in Turkey remain relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate).
In Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and the elections in Catalonia in May 2024 and there is a risk that policies could be adopted that have an adverse impact on the economy or our business. There is also a risk that political tensions in other European countries, such as those observed after the recent elections in France, could to some extent affect Spain.
In Mexico, despite the growth in economic activity in 2023 and the first nine months of 2024, there is high uncertainty regarding the impact of the recently approved constitutional reforms as well as regarding the policies that may be adopted by the new government, which has already caused significant financial volatility and contributed to the depreciation of the Mexican peso. There is also the risk that the U.S. presidential election process may be a source of volatility in the Mexican markets.
In Argentina, the risk of economic and financial turbulence persists in a context in which the government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. The significant exchange rate devaluation implemented in December 2023 and the strong fiscal adjustment announced earlier this year have further reinforced short-term inflationary pressures.
In Colombia and Peru, climate-related factors, political tensions and greater social conflict could have a negative impact on the economy.

BBVA Group results of operations for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023
The table below shows the Group’s unaudited condensed interim consolidated income statements for the nine months ended September 30, 2024 and 2023.

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Interest and other income	45,156	35,766	26.3
Interest expense	(26,296)	(17,923)	46.7
Net interest income	18,861	17,843	5.7
Dividend income	77	75	1.8
Share of profit or loss of entities accounted for using the equity method	31	20	53.4
Fee and commission income	9,262	7,239	27.9
Fee and commission expense	(3,508)	(2,646)	32.6
Net gains (losses) on financial assets and liabilities (1)	2,417	917	163.6
Exchange differences, net	513	513	—
Other operating income	447	443	1.0
Other operating expense	(3,046)	(3,242)	(6.1)
Income on insurance and reinsurance contracts	2,687	2,625	2.3
Expense on insurance and reinsurance contracts	(1,579)	(1,685)	(6.3)
Gross income	26,161	22,104	18.4
Administration costs	(9,064)	(8,187)	10.7
Personnel expense	(5,443)	(4,837)	12.5
Other administrative expense	(3,621)	(3,350)	8.1
Depreciation and amortization	(1,125)	(1,054)	6.8
Net margin before provisions (2)	15,972	12,863	24.2
Provisions or reversal of provisions	(99)	(210)	(52.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,279)	(3,203)	33.6
Impairment or reversal of impairment on non-financial assets	21	(17)	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	58	17	244.0
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(25)	37	n.m. (3)
Operating profit / (loss) before tax	11,647	9,487	22.8
Tax expense or income related to profit or loss from continuing operations	(3,659)	(3,204)	14.2
Profit / (loss)	7,987	6,283	27.1
Profit / (loss) attributable to parent company	7,622	5,961	27.9
Profit / (loss) attributable to non-controlling interests	366	322	13.7
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
The changes in our unaudited condensed interim consolidated income statements for the nine months ended September 30, 2024 compared with the same period of 2023 were as follows:
Net interest income
Net interest income for the nine months ended September 30, 2024 amounted to €18,861 million, a 5.7% increase compared with the €17,843 million recorded for the nine months ended September 30, 2023, mainly as a result of:
•the higher yield of non-financial corporations and household loan portfolios in Spain, supported by the increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), and to a lesser extent, an increase in the average volume of the consumer and household loan portfolios in Spain;

•the higher contribution from the wholesale and retail loan portfolios in Mexico (attributable to increases in both volume and yield), supported by (with respect to the yield) the high interest rate environment in Mexico (although BANXICO has slightly reduced interest reference rates in 2024); and
•to a lesser extent, increases in the volume and yield, supported by the increase in the customer spread, of commercial loans and retail loans (mainly credit card loans) in Argentina.
The period-on-period increase was offset in substantial part by the overall higher funding costs due to the interest rate increases, the higher interest expense on Turkish lira-denominated deposits due to the higher volume of deposits and the higher interest rates paid on them, the higher wholesale and swap funding costs in Turkey and the depreciation of the Turkish lira and the Argentine peso against the euro. As a result, interest expense grew significantly more rapidly than interest and other income, negatively affecting net interest income.
Fee and commission income
Fee and commission income increased by 27.9% to €9,262 million for the nine months ended September 30, 2024 from the €7,239 million recorded for the nine months ended September 30, 2023, primarily due to the increase in payment systems fees (fees related to credit and debit cards and POS (points of sale), as shown in Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT and, to a lesser extent, the increased volume of transactions by credit card customers and of asset management activities in Mexico and the increase in the volume of asset management activities in Spain, partially offset by the decrease in fees earned from demand deposit accounts in Spain and the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission expense
Fee and commission expense increased by 32.6% to €3,508 million for the nine months ended September 30, 2024 from the €2,646 million recorded for the nine months ended September 30, 2023, primarily due to the increase in fees paid by the Group in connection with the increase in payment systems fees in Turkey and Mexico (in particular, due to an increase in the volume of transactions by credit card customers), and brokerage fees (related to transfers and other payment orders) in Turkey, Mexico and Spain, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased to €2,417 million for the nine months ended September 30, 2024 compared to the net gain of €917 million recorded for the nine months ended September 30, 2023, mainly due to the gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments resulting from the impact of the depreciation of the Mexican peso and, to a much lesser extent, the higher gains from the Global Markets unit, resulting from foreign currency hedges in Mexico and Spain.
Exchange differences, net
Exchange differences amounted to a €513 million gain for the nine months ended September 30, 2024 and 2023. At constant exchange rates, exchange differences, net, increased by 11.5%.

Other operating income and other operating expense
Other operating income for the nine months ended September 30, 2024 increased by 1.0% to €447 million from €443 million recorded for the nine months ended September 30, 2023.
Other operating expense for the nine months ended September 30, 2024 amounted to €3,046 million, a 6.1% decrease compared with the €3,242 million recorded for the nine months ended September 30, 2023, mainly driven by the lower net aggregate expense attributable to the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€1,179 million, compared to €1,820 million for the nine months ended September 30, 2023) and the lower gain from the revaluation of bonds linked to inflation in Turkey (€916 million, compared to €1,060 million for the nine months ended September 30, 2023), which resulted in an net aggregate expense of €263 million (€760 million for the nine months ended September 30, 2023), and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina (€1,178 million, compared to the €953 million monetary loss recorded for the nine months ended September 30, 2023) and the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain (totaling €285 million in the nine months ended September 30, 2024 (half of which was paid in the six months ended June 30, 2024, with the other half of which was paid in the third quarter of 2024), compared to €215 million in the nine months ended September 30, 2023).
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the nine months ended September 30, 2024 was €2,687 million, a 2.3% increase compared with the €2,625 million recorded for the nine months ended September 30, 2023, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales in Mexico, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Expense on insurance and reinsurance contracts for the nine months ended September 30, 2024 was €1,579 million, a 6.3% decrease compared with the €1,685 million expense recorded for the nine months ended September 30, 2023, mainly as a result of efficient management within the insurance business in Mexico, which resulted in lower insurance expenses, and the depreciation of the Turkish lira and the Argentine peso against the euro.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the nine months ended September 30, 2024 amounted to €9,064 million, a 10.7% increase compared with the €8,187 million recorded for the nine months ended September 30, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees and, to a lesser extent, in salaries, and the higher general expenses related to IT equipment, particularly in Turkey, Mexico and Spain, driven to a great extent by inflation in the main countries where the BBVA Group operates, partially offset by the depreciation of the Argentine peso and Turkish lira against the euro.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 was €1,125 million, a 6.8% increase compared with the €1,054 million recorded for the nine months ended September 30, 2023, mainly due to the increase in the depreciation expense related to IT equipment in Turkey and South America.
Provisions or reversal of provisions
Provisions or reversal of provisions for the nine months ended September 30, 2024 amounted to an expense of €99 million, a 52.9% decrease compared with the €210 million expense recorded for the nine months ended September 30, 2023, mainly due to the reversal of provisions recorded in connection with the February 2023 earthquakes.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the nine months ended September 30, 2024 was an expense of €4,279 million, a 33.6% increase compared with the €3,203 million expense recorded for the nine months ended September 30, 2023 mainly due to the higher Stage 3 entries in the retail loan portfolios in Mexico and Turkey and, to a lesser extent, in South America and Spain, commensurate in part with the larger loan portfolio. In addition, the deterioration of macroeconomic conditions and forecast led to higher impairments in Mexico.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2024 amounted to €11,647 million, a 22.8% increase compared with the €9,487 million recorded for the nine months ended September 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the nine months ended September 30, 2024 amounted to €3,659 million, a 14.2% increase compared with the €3,204 million expense recorded for the nine months ended September 30, 2023, mainly due to the higher operating profit before tax in Spain and, to a lesser extent, Mexico and Turkey.
Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the nine months ended September 30, 2024 amounted to €7,987 million, a 27.1% increase from the €6,283 million recorded for the nine months ended September 30, 2023.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the nine months ended September 30, 2024 amounted to €7,622 million, a 27.9% increase from the €5,961 million recorded for the nine months ended September 30, 2023.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the nine months ended September 30, 2024 increased by 13.7% to €366 million, from the €322 million profit attributable to non-controlling interests recorded for the nine months ended September 30, 2023.

Results of operations by operating segment for the nine months ended September 30, 2024 compared with the nine months ended September 30, 2023
The information contained in this section is presented under management criteria; however, for the nine months ended September 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group reallocations, see “Presentation of Financial Information—Changes in Intra-Group Adjustments”.

	For the nine months ended September 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,831	8,762	925	4,178	523	(359)	18,861
Net fees and commissions	1,711	1,846	1,404	610	219	(36)	5,754
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	567	606	836	548	304	68	2,930
Other operating income and expense, net (2)	(6)	427	(328)	(1,471)	1	(6)	(1,383)
Gross income	7,103	11,641	2,838	3,865	1,048	(332)	26,161
Administration costs	(2,189)	(3,116)	(1,232)	(1,650)	(476)	(401)	(9,064)
Depreciation and amortization	(272)	(365)	(148)	(159)	(22)	(160)	(1,125)
Net margin before provisions (3)	4,642	8,160	1,458	2,056	550	(893)	15,972
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(506)	(2,356)	(333)	(1,049)	(36)	1	(4,279)
Provisions or reversal of provisions and other results	(89)	(39)	98	(63)	(3)	50	(46)
Operating profit / (loss) before tax	4,047	5,765	1,223	943	511	(842)	11,647
Tax expense or income related to profit or loss from continuing operations	(1,179)	(1,571)	(709)	(189)	(109)	97	(3,659)
Profit / (loss)	2,868	4,194	515	754	402	(746)	7,987
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(81)	(283)	—	1	(366)
Profit / (loss) attributable to parent company	2,866	4,193	433	471	402	(744)	7,622
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the nine months ended September 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,053	8,164	1,581	3,892	405	(253)	17,843
Net fees and commissions	1,603	1,626	630	584	192	(40)	4,594
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	309	384	798	386	251	(697)	1,430
Other operating income and expense, net (2)	(132)	300	(699)	(1,285)	4	48	(1,763)
Gross income	5,833	10,475	2,310	3,577	852	(942)	22,104
Administration costs	(2,053)	(2,851)	(936)	(1,553)	(402)	(392)	(8,187)
Depreciation and amortization	(286)	(346)	(112)	(136)	(19)	(155)	(1,054)
Net margin before provisions (3)	3,494	7,277	1,263	1,888	431	(1,490)	12,863
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(405)	(1,827)	(84)	(864)	(25)	1	(3,203)
Provisions or reversal of provisions and other results	(74)	(1)	(91)	(15)	10	(2)	(173)
Operating profit / (loss) before tax	3,015	5,450	1,087	1,009	417	(1,491)	9,487
Tax expense or income related to profit or loss from continuing operations	(930)	(1,477)	(657)	(261)	(90)	212	(3,204)
Profit / (loss) from continuing operations	2,085	3,972	430	747	327	(1,278)	6,283
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	2,085	3,972	430	747	327	(1,278)	6,283
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(64)	(260)	—	5	(322)
Profit / (loss) attributable to parent company	2,083	3,971	366	488	327	(1,274)	5,961
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	4,831	4,053	19.2
Net fees and commissions	1,711	1,603	6.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	567	309	83.7
Other operating income and expense, net	(294)	(410)	(28.2)
Income and expense on insurance and reinsurance contracts	288	278	3.7
Gross income	7,103	5,833	21.8
Administration costs	(2,189)	(2,053)	6.6
Depreciation and amortization	(272)	(286)	(4.8)
Net margin before provisions (2)	4,642	3,494	32.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(506)	(405)	25.0
Provisions or reversal of provisions and other results	(89)	(74)	19.7
Operating profit / (loss) before tax	4,047	3,015	34.2
Tax expense or income related to profit or loss from continuing operations	(1,179)	(930)	26.8
Profit	2,868	2,085	37.6
Profit attributable to non-controlling interests	(2)	(2)	—
Profit attributable to parent company	2,866	2,083	37.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2024 amounted to €4,831 million, a 19.2% increase compared with the €4,053 million recorded for the nine months ended September 30, 2023, mainly as a result of the higher yield of non-financial corporations and household loan portfolios, supported by the increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), and to a lesser extent, an increase in the average volume of the consumer and household loan portfolios, partially offset by higher funding costs. Net interest income of this operating segment for the nine months ended September 30, 2024 and 2023 includes the interest accrued from funds obtained under the TLTRO III program. The repayment of the TLTRO III program was initiated in December 2022 and, as of September 30, 2024, all funds obtained under the TLTRO III program had been repaid. The net interest margin over average total assets of this operating segment amounted to 1.46% for the nine months ended September 30, 2024, compared with 1.23% for the nine months ended September 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2024 amounted to €1,711 million, a 6.7% increase compared with the €1,603 million recorded for the nine months ended September 30, 2023, mainly due to the increase in the volume of asset management activities, partially offset by the decrease in fees earned from demand deposit accounts.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2024 was a net gain of €567 million, an 83.7% increase compared with the €309 million net gain recorded for the nine months ended September 30, 2023, mainly due to the positive results of the Global Markets unit and, to a lesser extent, certain ALCO portfolio sales and positive exchange differences. The ALCO portfolio is used to manage the risk of changes in interest rates.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2024 amounted to a €294 million expense, a 28.2% decrease compared with the €410 million expense recorded for the nine months ended September 30, 2023. The decrease was driven in part by the fact that BBVA was not required to make any contributions to the ECB’s Single Resolution Fund in the nine months ended September 30, 2024, since its constitution had been completed. BBVA made its last contribution to the ECB’s Single Resolution Fund in the nine months ended September 30, 2023 and, as of September 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund. The decrease was offset in part by the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain (totaling €285 million in the nine months ended September 30, 2024 (half of which was paid in the six months ended June 30, 2024, with the other half of which was paid in the third quarter of 2024), compared to €215 million in the nine months ended September 30, 2023).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2024 was €288 million, a 3.7% increase compared with the €278 million income recorded for the nine months ended September 30, 2023.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2024 amounted to €2,189 million, a 6.6% increase compared with the €2,053 million recorded for the nine months ended September 30, 2023, mainly as a result of the increase in general expenses related to IT equipment (driven by inflation), and, to a lesser extent, personnel expenses (driven by salary updates).
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 was €272 million, a 4.8% decrease compared with the €286 million recorded for the nine months ended September 30, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2024 amounted to a €506 million expense, a 25.0% increase compared with the €405 million expense recorded for the nine months ended September 30, 2023, mainly due to certain Stage 3 entries in the retail portfolio (driven in part by the inability of certain customers to make higher payments caused by higher interest rates).
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2024 was a €89 million expense, a 19.7% increase compared with the €74 million expense recorded for the nine months ended September 30, 2023, mainly due to losses in the sale of certain real estate assets.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2024 was €4,047 million, a 34.2% increase compared with the €3,015 million profit recorded for the nine months ended September 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2024 was an expense of €1,179 million, a 26.8% increase compared with the €930 million expense recorded for the nine months ended September 30, 2023, as a result of the higher operating profit before tax recorded for the nine months ended September 30, 2024.
Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2024 amounted to €2,866 million, a 37.6% increase compared with the €2,083 million profit recorded for the nine months ended September 30, 2023.

MEXICO

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	8,762	8,164	7.3
Net fees and commissions	1,846	1,626	13.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	606	384	57.8
Other operating income and expense, net	(260)	(236)	9.9
Income and expense on insurance and reinsurance contracts	686	537	27.9
Gross income	11,641	10,475	11.1
Administration costs	(3,116)	(2,851)	9.3
Depreciation and amortization	(365)	(346)	5.6
Net margin before provisions (2)	8,160	7,277	12.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,356)	(1,827)	29.0
Provisions or reversal of provisions and other results	(39)	(1)	n.m. (3)
Operating profit / (loss) before tax	5,765	5,450	5.8
Tax expense or income related to profit or loss from continuing operations	(1,571)	(1,477)	6.3
Profit	4,194	3,972	5.6
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	4,193	3,971	5.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the nine months ended September 30, 2024, the Mexican peso to euro exchange rate remained practically unchanged in average terms compared with the nine months ended September 30, 2023. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2024 amounted to €8,762 million, a 7.3% increase compared with the €8,164 million recorded for the nine months ended September 30, 2023, mainly as a result of the higher contribution from the wholesale and retail loan portfolios (attributable to increases in both volume and yield), supported by (with respect to the yield) the high interest rate environment (although BANXICO has slightly reduced interest reference rates in 2024), partially offset by higher wholesale funding costs. The net interest margin over average total assets of this operating segment amounted to 6.74% for the nine months ended September 30, 2024, compared with 6.85% for the nine months ended September 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2024 amounted to €1,846 million, a 13.6% increase compared with the €1,626 million recorded for the nine months ended September 30, 2023, mainly due to the increased volume of transactions by credit card customers and of asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2024 were €606 million, a 57.8% increase compared with the €384 million gain recorded for the nine months ended September 30, 2023, mainly as a result of the higher gains from the Global Markets unit, resulting from foreign currency hedges.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2024 was an expense of €260 million, a 9.9% increase compared with the €236 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the higher contributions made to the Deposit Guarantee Fund.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2024 was €686 million, a 27.9% increase compared with the €537 million income recorded for the nine months ended September 30, 2023, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales, partially offset by the higher insurance premiums paid to third parties.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2024 were €3,116 million, a 9.3% increase compared with the €2,851 million recorded for the nine months ended September 30, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees and, to a lesser extent, in salaries, and the higher general expenses related to IT equipment.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 was €365 million, a 5.6% increase compared with the €346 million recorded for the nine months ended September 30, 2023, mainly due to the increase in the depreciation expense related to IT equipment.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2024 was a €2,356 million expense, a 29.0% increase compared with the €1,827 million expense recorded for the nine months ended September 30, 2023, mainly due to the higher Stage 3 entries in the retail loan portfolio (in particular, credit cards and consumer loans, which are loans that generally entail greater profitability but also carry a greater default risk), commensurate in part with the larger loan portfolio, and the deterioration of macroeconomic conditions and forecast (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”).
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2024 were a €39 million expense compared with the €1 million expense recorded for the nine months ended September 30, 2023, mainly due to the impairment of a guarantee on a leasing transaction.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2024 was €5,765 million, a 5.8% increase compared with the €5,450 million recorded for the nine months ended September 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2024 was €1,571 million, a 6.3% increase compared with the €1,477 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2024 amounted to €4,193 million, a 5.6% increase compared with the €3,971 million recorded for the nine months ended September 30, 2023.

TURKEY

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	925	1,581	(41.5)
Net fees and commissions	1,404	630	122.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	836	798	4.8
Other operating income and expense, net	(368)	(745)	(50.6)
Income and expense on insurance and reinsurance contracts	40	46	(13.1)
Gross income	2,838	2,310	22.8
Administration costs	(1,232)	(936)	31.7
Depreciation and amortization	(148)	(112)	32.2
Net margin before provisions (2)	1,458	1,263	15.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(333)	(84)	295.0
Provisions or reversal of provisions and other results	98	(91)	n.m. (3)
Operating profit / (loss) before tax	1,223	1,087	12.5
Tax expense or income related to profit or loss from continuing operations	(709)	(657)	7.8
Profit	515	430	19.7
Profit attributable to non-controlling interests	(81)	(64)	26.6
Profit attributable to parent company	433	366	18.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of September 30, 2024, the Turkish lira depreciated by 24.1% against the euro compared to September 30, 2023 (i.e., the period-end exchange rates of the Turkish lira used to convert income statement items pursuant to IAS 21 for the nine months ended September 30, 2024 and 2023, respectively), adversely affecting the results of operations of the Turkey operating segment for the nine months ended September 30, 2024 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and “Other Matters—Regulatory Update for Turkey”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2024 amounted to €925 million, a 41.5% decrease compared with the €1,581 million recorded for the nine months ended September 30, 2023, as a result mainly of the higher interest expense on Turkish lira-denominated deposits due to the higher volume of deposits and the higher interest rates paid on them and the higher wholesale and swap funding costs, affected by the amended reserve requirement which was set at 5% as of September 2024 (and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) held by Garanti BBVA, regardless of their maturities) and the depreciation of the Turkish lira against the euro, partially offset by the higher volume and yield of Turkish lira-denominated loans and the increase in volume and yield of sovereign debt securities, as a result in part –with respect to the increases in volume- of the Turkish liraization strategy implemented by the CBRT (see “Other Matters—Regulatory Update for Turkey”). At constant exchange rates, there was a 26.2% decrease. The net interest margin over average total assets of this operating segment amounted to 1.69% for the nine months ended September 30, 2024, compared with 3.06% for the nine months ended September 30, 2023.

Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2024 amounted to €1,404 million compared with the €630 million recorded for the nine months ended September 30, 2023, as a result of the increase in payment systems fees (fees related to credit and debit cards and POS) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT (see “Other Matters—Regulatory Update for Turkey”) and, to a lesser extent, brokerage fees (fees related to transfers and other payment orders), partially offset by the depreciation of the Turkish lira.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2024 amounted to €836 million, a 4.8% increase compared with the €798 million gain recorded for the nine months ended September 30, 2023, mainly driven by gains from foreign currency hedges and positive exchange differences, offset in part by the depreciation of the Turkish lira and, to a lesser extent, lower gains from the Global Markets unit. At constant exchange rates, net gains on financial assets and liabilities and exchange differences, net, increased by 31.3%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2024 was a €368 million net expense, a 50.6% decrease compared with the €745 million net expense recorded for the nine months ended September 30, 2023, mainly due to the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€1,179 million and €1,820 million in the nine months ended September 30, 2024 and 2023, respectively), partially offset by the lower positive impact of the revaluation of bonds linked to inflation in the period (€916 million and €1,060 million, respectively, in the nine months ended September 30, 2024 and 2023). At constant exchange rates, there was a 63.6% decrease.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2024 was €40 million, a 13.1% decrease compared with the €46 million income recorded for the nine months ended September 30, 2023, mainly due to the depreciation of the Turkish lira, partially offset by increased insurance activity. At constant exchange rates, there was an 8.5% increase.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2024 amounted to €1,232 million, a 31.7% increase compared with the €936 million recorded for the nine months ended September 30, 2023, mainly as a result of increases in personnel expenses driven by the increase in the number of employees and salaries, and increases in general expenses (technology, outsourcing and maintenance) driven to a great extent by the higher average inflation rate, partially offset by the depreciation of the Turkish lira. At constant exchange rates, administration costs increased by 66.0%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 was €148 million, a 32.2% increase compared with the €112 million recorded for the nine months ended September 30, 2023, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira. At constant exchange rates, there was a 51.2% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2024 was a €333 million expense compared with the €84 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly credit card and consumer loans, which volumes increased and also experienced greater deterioration and the lower reversal of impairment on the wholesale portfolio, compared to the nine months ended September 30, 2023, partially offset by the depreciation of the Turkish lira. The nine months ended September 30, 2023 were affected by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 (which resulted in an impairment that amounted to €38 million as of September 30, 2023) and certain significant Stage 3 entries in the retail and wholesale portfolios.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2024 were a €98 million income compared with the €91 million expense recorded for the nine months ended September 30, 2023, mainly due to the reversal of provisions recorded in connection with the February 2023 earthquakes and increases in the value of certain real estate assets.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2024 was €1,223 million, a 12.5% increase compared with the €1,087 million recorded for the nine months ended September 30, 2023. At constant exchange rates, operating profit before tax increased by 183.6%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2024 was €709 million, a 7.8% increase compared with the €657 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2024 amounted to €433 million, an 18.5% increase compared with the €366 million recorded for the nine months ended September 30, 2023.

SOUTH AMERICA

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	4,178	3,892	7.4
Net fees and commissions	610	584	4.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	548	386	42.1
Other operating income and expense, net	(1,561)	(1,367)	14.2
Income and expense on insurance and reinsurance contracts	89	82	8.4
Gross income	3,865	3,577	8.0
Administration costs	(1,650)	(1,553)	6.2
Depreciation and amortization	(159)	(136)	16.7
Net margin before provisions (2)	2,056	1,888	8.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,049)	(864)	21.5
Provisions or reversal of provisions and other results	(63)	(15)	n.m. (3)
Operating profit / (loss) before tax	943	1,009	(6.5)
Tax expense or income related to profit or loss from continuing operations	(189)	(261)	(27.6)
Profit	754	747	0.9
Profit attributable to non-controlling interests	(283)	(260)	8.8
Profit attributable to parent company	471	488	(3.4)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the nine months ended September 30, 2024, the Argentine peso depreciated by 65.9% against the euro (considering the period-end exchange rates used to convert income statement items for the nine months ended September 30, 2024 and 2023, respectively, pursuant to IAS 21) and the Peruvian sol depreciated by 1.1% against the euro in average terms compared with the nine months ended September 30, 2023. On the other hand, the Colombian peso appreciated by 10.4% against the euro in average terms, compared with the nine months ended September 30, 2023. Overall, changes in exchange rates resulted in a negative exchange rate effect on the consolidated income statement for the nine months ended September 30, 2024 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the nine months ended September 30, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2024 amounted to €4,178 million, a 7.4% increase compared with the €3,892 million recorded for the nine months ended September 30, 2023, mainly as a result of increases in the volume and yield, supported by the increase in the customer spread, of commercial loans and retail loans (mainly credit card loans) in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 41.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 8.29% for the nine months ended September 30, 2024, compared with 8.01% for the nine months ended September 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2024 amounted to €610 million income, a 4.5% increase compared with the €584 million income recorded for the nine months ended September 30, 2023, mainly due to increases in payment systems-related fees, as a result of increases in the volume of transactions and commission rates, especially in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 22.7% increase.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2024 were €548 million, a 42.1% increase compared with the €386 million gain recorded for the nine months ended September 30, 2023, mainly due to the higher gains from the ALCO portfolio in Argentina and, to a lesser extent, from the Global Markets unit in Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, net gains on financial assets and liabilities and exchange differences, net, increased by 74.2%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2024 was a €1,561 million expense, a 14.2% increase compared with the €1,367 million expense recorded for the nine months ended September 30, 2023, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €1,178 million in the nine months ended September 30, 2024, compared to the €953 million monetary loss recorded for the nine months ended September 30, 2023, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, other operating income and expense, net, increased by 27.4%.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2024 was €89 million, an 8.4% increase compared with the €82 million net income recorded for the nine months ended September 30, 2023, mainly as a result of higher income related to life insurance in Argentina and Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 30.8% increase.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2024 amounted to €1,650 million, an 6.2% increase compared with the €1,553 million recorded for the nine months ended September 30, 2023, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) in Argentina and, to a much lesser extent, in Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, administration costs increased by 29.9%.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 was a €159 million expense, a 16.7% increase compared with the €136 million expense recorded for the nine months ended September 30, 2023 mainly due to the increase in the depreciation expense related to IT equipment. At constant exchange rates, depreciation and amortization increased by 20.7%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2024 was a €1,049 million expense, a 21.5% increase compared with the €864 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the higher credit impairment requirements in Stage 3 retail loans (within an inflationary and high interest environment) in Colombia and Argentina (where default rates are starting to increase, and due in part to the increase in activity). The increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment was partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, impairment on financial assets not measured at fair value through profit or loss or net gains by modification increased by 32.2%.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2024 were a €63 million expense compared with the €15 million expense recorded for the nine months ended September 30, 2023, attributable mainly to the higher provisions for legal contingencies in Peru and tax contingencies in Argentina, partially offset by the depreciation of the Argentine peso against the euro.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2024 was €943 million, a 6.5% decrease compared with the €1,009 million profit recorded for the nine months ended September 30, 2023. At constant exchange rates, operating profit before tax increased by 136.9%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2024 was €189 million, a 27.6% decrease compared with the €261 million expense recorded for the nine months ended September 30, 2023, as a result mainly of the lower operating profit before tax and the impact of hyperinflation-related adjustments. At constant exchange rates, tax expense or income related to profit or loss from continuing operations, increased by 288.3%.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2024 amounted to €283 million, an 8.8% increase compared with the €260 million recorded for the nine months ended September 30, 2023.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2024 amounted to €471 million, a 3.4% decrease compared with the €488 million recorded for the nine months ended September 30, 2023. At constant exchange rates, profit attributable to parent company increased by 108.7%.

REST OF BUSINESS

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	523	405	29.1
Net fees and commissions	219	192	14.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	304	251	21.3
Other operating income and expense, net	—	1	n.m. (2)
Income and expense on insurance and reinsurance contracts	2	2	—
Gross income	1,048	852	23.0
Administration costs	(476)	(402)	18.4
Depreciation and amortization	(22)	(19)	16.8
Net margin before provisions (3)	550	431	27.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(36)	(25)	48.2
Provisions or reversal of provisions and other results	(3)	10	n.m. (2)
Operating profit / (loss) before tax	511	417	22.5
Tax expense or income related to profit or loss from continuing operations	(109)	(90)	20.9
Profit	402	327	22.9
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	402	327	22.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2024, the U.S. dollar to euro exchange rate remained practically unchanged in average terms compared with the nine months ended September 30, 2023. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2024 amounted to €523 million, a 29.1% increase compared with the €405 million recorded for the nine months ended September 30, 2023, mainly due to increased activity of the branches located in New York and Europe, supported by the high interest rate environment. The net interest margin over average total assets of this operating segment amounted to 1.17% for the nine months ended September 30, 2024, compared with 1.06% for the nine months ended September 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2024 amounted to €219 million, a 14.1% increase compared with the €192 million recorded for the nine months ended September 30, 2023 mainly due to increased commissions from the broker-dealer BBVA Securities Inc. and the New York branch.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2024 were €304 million, a 21.3% increase compared with the €251 million net gain recorded for the nine months ended September 30, 2023, mainly due to the higher gains from the branches located in Europe and the higher gains from the broker-dealer BBVA Securities Inc., partially offset by negative exchange differences.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2024 amounted to €476 million, a 18.4% increase compared with the €402 million recorded for the nine months ended September 30, 2023, mainly due to increases in personnel expenses due to the increase in the number of employees, and in marketing expenses in the branches located in New York and Europe.

Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2024 amounted to €22 million compared with the €19 million recorded for the nine months ended September 30, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2024 was a €36 million expense, a 48.2% increase compared with the €25 million expense recorded for the nine months ended September 30, 2023, mainly as a result of the higher credit impairment requirements related to certain new Stage 3 entries in the household loans portfolio in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2024 were a €3 million expense compared with the €10 million income recorded for the nine months ended September 30, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2024 was €511 million, a 22.5% increase compared with the €417 million recorded for the nine months ended September 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2024 was €109 million, a 20.9% increase compared with the €90 million expense recorded for the nine months ended September 30, 2023, due mainly to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2024 amounted to €402 million, a 22.9% increase compared with the €327 million recorded for the nine months ended September 30, 2023.

CORPORATE CENTER

	For the nine months ended September 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(359)	(253)	41.8
Net fees and commissions	(36)	(40)	(9.8)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	68	(697)	n.m. (2)
Other operating income and expense, net	(5)	50	n.m. (2)
Income and expense on insurance and reinsurance contracts	—	(1)	(91.4)
Gross income	(332)	(942)	(64.7)
Administration costs	(401)	(392)	2.2
Depreciation and amortization	(160)	(155)	2.9
Net margin before provisions (3)	(893)	(1,490)	(40.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	1	—
Provisions or reversal of provisions and other results	50	(2)	n.m. (2)
Operating profit / (loss) before tax	(842)	(1,491)	(43.5)
Tax expense or income related to profit or loss from continuing operations	97	212	(54.4)
Profit / (loss)	(746)	(1,278)	(41.7)
Profit / (loss) attributable to non-controlling interests	1	5	(72.5)
Profit / (loss) attributable to parent company	(744)	(1,274)	(41.6)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the nine months ended September 30, 2024 was €359 million, a 41.8% increase compared with the €253 million net expense recorded for the nine months ended September 30, 2023, mainly due to the higher funding costs of investments.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €36 million for the nine months ended September 30, 2024, a 9.8% decrease compared with the €40 million expense recorded for the nine months ended September 30, 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of the Corporate Center for the nine months ended September 30, 2024 were €68 million compared with the €697 million loss recorded for the nine months ended September 30, 2023, mainly as a result of the gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments resulting from the impact of the depreciation of the Mexican peso.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the nine months ended September 30, 2024 was €5 million of net income compared with the €50 million net income recorded for the nine months ended September 30, 2023.
Administration costs
Administration costs of the Corporate Center for the nine months ended September 30, 2024 amounted to €401 million, a 2.2% increase compared with the €392 million recorded for the nine months ended September 30, 2023.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the nine months ended September 30, 2024 was €160 million, a 2.9% increase compared with the €155 million recorded for the nine months ended September 30, 2023.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the nine months ended September 30, 2024 were a €50 million income compared with the €2 million expense recorded for the nine months ended September 30, 2023, mainly due to the reversal of provisions related to certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the nine months ended September 30, 2024 was €842 million, a 43.5% decrease compared with the €1,491 million loss recorded for the nine months ended September 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the nine months ended September 30, 2024 amounted to €97 million, a 54.4% decrease compared with the €212 million income recorded for the nine months ended September 30, 2023, mainly due to the lower operating loss before tax and the adjustment for the estimation of the annual tax rate for the BBVA Group.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the nine months ended September 30, 2024 was €744 million, a 41.6% decrease compared with the €1,274 million loss recorded for the nine months ended September 30, 2023.

Capital
As of September 30, 2024 and December 31, 2023, own funds are calculated in accordance with current regulations on minimum capital requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate total capital levels, as well as the various internal capital adequacy assessment processes Spanish credit institution should have in place and the information such institutions should disclose to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from June 30, 2024, a CET1 capital ratio of 9.13% and a total capital ratio of 13.29%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50%); (iv) the D-SIB capital buffer (1.00%); and (v) the capital buffer for Countercyclical Risk (0.11%).
In addition, BBVA must maintain, on an individual (unconsolidated) level, a CET1 capital ratio of 12.73% and a total capital ratio of 18.25%. These ratios include a “Pillar 2” requirement at the individual level of 1.50%, of which at least 0.84% shall be met with CET1.
BBVA Group’s fully-loaded CET1 ratio stood at 12.84% as of September 30, 2024, which represents an increase of 17 basis points compared to December 31, 2023 mainly due to the increase in the profit of the BBVA Group.
Fully-loaded risk-weighted assets (RWA) increased in the nine months ended September 30, 2024 by approximately €16 billion, mainly as a result of the increase in commercial loans and, to a lesser extent, the increase in debt securities, partially offset mainly by the depreciation of the currencies of the main non-EU regions where the Group operates. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
The fully-loaded AT1 ratio stood at 1.53% as of September 30, 2024, a decrease of 13 basis points from December 31, 2023. Banco Bilbao Vizcaya Argentaria, S.A. completed an issuance for an amount of €750 million of contingent convertible instruments (CoCos) in June 2024. In addition, in March 2024, the call for redemption of another issuance of contingent convertible instruments for a total amount of €1.0 billion was made.
The fully-loaded Tier 2 ratio stood at 2.72% as of September 30, 2024, which represents an increase of 47 basis points compared to December 31, 2023, mainly due to the issuance of two subordinated bonds by Banco Bilbao Vizcaya Argentaria, S.A. in Spain amounting to €1,250 million and €1,000 million, respectively, and the issuance in Mexico, Turkey and Peru of subordinated debt amounting to $900 million, $500 million and $300 million, respectively, in the nine months ended September 30, 2024. A subordinated debt issuance amounting to €750 million was redeemed in Spain.
As a result of the above, the total fully-loaded capital ratio stood at 17.09% as of September 30, 2024.

The consolidated ratios as of September 30, 2024 and December 31, 2023 were as follows (the consolidated phased-in ratios coincide with the fully-loaded ratios since the transitional adjustments for the treatment of IFRS 9 impacts had no effect on capital ratios as of such dates):

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in		CRD IV fully-loaded
	September 30, 2024 (1)	December 31, 2023	September 30, 2024 (1)	December 31, 2023
Common Equity Tier 1 (CET1)	48,715	46,116	48,715	46,116
Tier 1	54,503	52,150	54,503	52,150
Tier 2	10,341	8,182	10,341	8,182
Total capital (Tier 1 + Tier 2)	64,844	60,332	64,844	60,332
Risk-weighted assets	379,519	363,915	379,519	363,915
CET1 (%)	12.84	12.67	12.84	12.67
Tier 1 (%)	14.36	14.33	14.36	14.33
Tier 2 (%)	2.72	2.25	2.72	2.25
Total capital ratio (%)	17.09	16.58	17.09	16.58
(1)Preliminary data.
As of September 30, 2024, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.60% compared to 6.54% as of December 31, 2023. In the nine months ended September 30, 2024, Tier 1 capital grew supported by the generation of results, while there was higher exposure in off-balance sheet assets, which together resulted in an increase of 6 basis points in the leverage ratio compared to December 31, 2023 (6.54% phased-in).
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities equal to 22.79% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.65%, considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of June 30, 2024, according to applicable regulations and supervisory criteria). Additionally, BBVA was required to meet, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.48%. The MREL in RWA and MREL in LR ratios stood at 28.82% and 11.47%, respectively, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 22.88% and 9.10%, respectively.
Given the structure of the resolution group's own funds and eligible liabilities, as of September 30, 2024, the Group meets the aforementioned requirements.
The September 30, 2024 ratios referred to above include the impact of the various debt issuances made by BBVA during the nine months ended September 30, 2024 with the aim of reinforcing compliance with the aforementioned requirements.

OTHER MATTERS
Offer to Exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.
On April 17, 2024, the Chair of BBVA and the Chairman of Banco de Sabadell, S.A. (the “Target Company”) had a meeting in which the Chair of BBVA informed the Chairman of the Target Company about BBVA’s strategic and financial interest in resuming the merger discussions with the Target Company (by reference to the merger transaction discussed between BBVA and the Target Company in 2020 that ended without reaching any agreement), with a view to creating a leading bank, with greater scale and competitive capacity. On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of the Target Company, BBVA published an inside information notice (información privilegiada) confirming that the Chairman of the Target Company had been informed of BBVA’s board of directors’ interest in initiating negotiations with the Target Company to explore a potential merger of BBVA and the Target Company. On that same day, BBVA made an indicative proposal in writing to the Target Company relating to a corporate transaction, consisting of the proposed combination of the BBVA Group and the Target Company group, through a merger between the Target Company and BBVA (which was published as an inside information notice (información privilegiada) of BBVA on May 1, 2024 and registered with the Spanish Securities and Exchange Commission (“CNMV”) with registry number 2232). On May 6, 2024, the Target Company published an inside information notice (información privilegiada) registered with the CNMV with registry number 2234, rejecting BBVA’s proposal. The Target Company has refused to negotiate with BBVA regarding its proposal.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Offer”) for the acquisition of all of the issued shares of the Target Company. The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the event of dividend distributions in accordance with what was indicated in the Prior Announcement.
On October 1, 2024, the Target Company paid a dividend of €0.08 per Target Company share and, as a result, the applicable exchange ratio was adjusted from the original exchange ratio of one newly-issued BBVA share for each 4.83 Target Company shares to one newly-issued BBVA share for each 5.0196 Target Company shares (which is the result of dividing €10.24 per BBVA share by €2.04 per ex-dividend Target Company share). On October 10, 2024, BBVA paid a dividend of €0.29 per BBVA share and, as a result, BBVA increased the exchange offer consideration to one newly-issued BBVA share and €0.29 in cash for each 5.0196 Target Company shares tendered and not withdrawn.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB (which condition was satisfied on September 5, 2024, as described below).
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by at least a number of shares of the Target Company representing 50.01% of its share capital (2,720,654,746 shares of the Target Company as of the date hereof), (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new BBVA shares with non-cash contributions in an amount which is sufficient to fully cover the consideration offered to the shareholders of the Target Company pursuant to the Offer (which condition was satisfied on July 5, 2024, as described below), (iii) in accordance with the provisions of article 26.1 of the Spanish Takeover Regulation, the authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Offer. Such capital increase resolution was approved with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96% of such shareholders voting in favor (see Note 24 to the Unaudited Condensed Interim Consolidated Financial Statements).
On September 3, 2024, BBVA announced through the publication of an inside information notice (información privilegiada) that, on September 2, 2024 it received the authorization from the Prudential Regulation Authority (PRA) for BBVA's indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Offer.

On September 5, 2024, BBVA announced through the publication of an inside information notice (información privilegiada) that it had received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company, as a result of the Offer.
The Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Offer by the Spanish competition authorities. The detailed terms of the Offer will be set out in the Spanish prospectus (which was submitted together with the Offer request to the CNMV for their authorization on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV) and the relevant U.S. offer to exchange/prospectus.

Regulatory Update for Spain
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” in our 2023 Form 20-F.
Instant Payments Regulation

Regulation (EU) 2024/886 or the European Parliament and of the Council of March 13, 2024 amending Regulations (EU) No 260/2012 and (EU) 2021/1230 and Directives 98/26/EC and (EU) 2015/2366 as regards instant credit transfers in euro (the “Instant Payments Regulation”) requires all payment service providers that offer regular transfer services to offer consumers and businesses in the European Economic Area (EEA)—the 27 EU member states plus Iceland, Liechtenstein, and Norway—the ability to transfer money within a maximum of 10 seconds, at any time of day, every day of the week.

Additionally, if a fee is charged for this service, such fee cannot be higher than the fee applied to regular transfers. Furthermore, in order to prevent sending money to fraudulent accounts, payment service providers must offer users the possibility of verifying that the IBAN number of the account to which the money is being sent matches the name of the recipient.

The regulation establishes a transitional period for implementation, giving entities in the eurozone until January 9, 2025 to receive transfers and until October 9, 2025 to send them, in accordance with the Instant Payments Regulation.

Investment Services

Several sustainability initiatives within the European Union are expected to significantly impact the asset management and retail investment services sectors during 2025. In particular: (i) the European Securities and Markets Authority (ESMA) published the Guidelines on Funds' Names Using ESG or Sustainability-Related Terms in August 2024, which will become effective on November 21, 2024. Asset managers are required to adapt the names of investment funds under their management as of that date—or, alternatively, adjust the investment policies of those funds—by May 21, 2025; and (ii), with the imminent transposition of the Corporate Sustainability Reporting Directive (CSRD) into Spanish law, it is anticipated that, starting in 2025, asset managers exceeding certain thresholds will be obligated to prepare a sustainability report as part of their management report. Additionally, a degree of uncertainty remains regarding the European Commission's forthcoming actions following the consultation initiated at the end of 2023 concerning the implementation of the Sustainable Finance Disclosure Regulation (SFDR). The most significant and anticipated development is the potential establishment of a sustainable labeling system for financial products; however, it is currently unknown whether this will effectively materialize during 2025.

Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2023 Form 20-F.
BBVA’s operations in Turkey are subject to substantial regulation. Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures for ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees. According to such Communiqué, starting on January 4, 2024, monetary limits and maximum fees which are stated as fixed rates will be revised annually at the rate of increase in the annual consumer price index, as announced by the Turkish Statistical Institute at the end of the year. In addition, an upper limit of 3.11% was introduced in December 2023 with respect to the maximum interest rates for credit cards and maximum commission rates for merchants that banks may charge. The Communiqué was amended on June 28, 2024 to introduce a change in the calculation method of the prepayment fee for fixed-rate and floating-rate commercial loans. In this regard, for fixed-rate loans, the prepayment fee that can be charged on the aggregate amount of the loans that are being prepaid must not exceed (i) in the case of for Turkish lira-denominated loans, the loan interest rate and the remaining weighted average maturity, and (ii) in the case of foreign currency or foreign currency-indexed loans, the rate calculated by the formula determined by the Central Bank of the Republic of Turkey (“CBRT”) based on a fixed rate and the remaining weighted average maturity. For floating-rate loans, the prepayment fee must not exceed 2% of the aggregate amount of the loans.
Since 2020, BRSA has issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. As per the latest amendments in September 2024, foreign currency deposit accounts and participation fund account balances of individuals and legal persons denominated in U.S. dollars, euros and British pounds existing in banks as of September 30, 2024 (prior to this amendment, the relevant regulation referred to balances as of March 31, 2024) can be converted into Turkish lira at the CBRT´s conversion rate upon such individuals´ request. Furthermore, a similar amendment (modifying the date of the relevant balances from March 31, 2024 to September 30, 2024) was made to Communiqué on Supporting Conversion from Gold Accounts to Turkish Lira Deposit and Participation Accounts (No: 2021/16). According to such amendment, the balances of gold accounts held by individuals at banks as of September 30, 2024 can be converted into Turkish lira at the conversion price upon such individuals´ request.
Since November 2020, the CBRT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the annual inflation rate (51.97% in August 2024). The monthly maximum contractual interest rate to be applied to Turkish lira credit card transactions (excluding cash withdrawals or utilization transactions), which will be announced by the CBRT on October 24, 2024, will be effective as of November 1, 2024. The CBRT has announced that, effective as of April 6, 2024, the maximum interest rate for credit card transactions (excluding cash withdrawals or utilization transactions) is 4.25%.
In addition, the BRSA introduced in September 2024 regulations regarding the restructuring of retail credit card debts, including the possibility of adding the installment amount for each month to the minimum payment of the relevant month, limited to a maximum of 60 months. The credit card limit allocated to the cardholder cannot be increased until 50% of the restructured debt is paid off. If the restructured amount exceeds the credit card limit, the excess amount will not be considered an overdraft (debit). The interest rate applicable to restructured credit card debts must not exceed the reference rate specified in the regulation updates of September 2024.
Substantial amendments were introduced to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area on September 30, 2024. The amendments include regulation on digital wallet services, including the requirement to obtain an operating license by April 7, 2025.

The Decision of the Board of the Public Oversight, Accounting and Auditing Standards Authority (“POA”) on the implementation of the Turkish Sustainability Reporting Standards (“TSRS”) was published on December 29, 2023 and entered into force as of January 1, 2024. The Decision regulates the scope of the implementation of TSRS 1 “General Provisions on Disclosure of Sustainability Related Financial Information” and TSRS 2 “Climate Related Disclosures” standards that organizations, institutions and entities in Turkey must consider when preparing their sustainability reports. The aim of the TSRS is to enhance access to green financing for enterprises established in Turkey and they were determined by the POA by considering the International Sustainability Reporting Standards2.
Two new regulations entered into force on January 1, 2024: the Regulation on Lending Transactions of Banks, which regulates the procedures and principles applicable to loans made by banks in Turkey, and the Regulation on the Determination of Risk Groups and Loan Limits, which sets out the procedures and principles for determining risk groups and calculating loan limits on a consolidated and an unconsolidated level. Both regulations replace the relevant provisions of the Regulation on Lending Transactions of Banks of November 1, 2006, which have been split into these two new separate regulations. The regulations aim to ensure the full harmonization of banking legislation with Basel III standards. Accordingly, more comprehensive and stricter rules are included for the determination of risk groups and loan limits.
A regulation amending the Regulation on Consumer Loan Agreements was published on September 23, 2022. Changes regarding the required preliminary information to be provided to borrowers and the mandatory content of the fixed term consumer loan agreement entered into force on January 1, 2023, while other changes entered into force on October 1, 2022. As a result of the amendments made to the Regulation on Consumer Loan Agreements, the scope of the information required to be included in the information form given to the consumers with respect to the relevant loan was expanded. Further, loan-related insurances can be entered into only upon the relevant consumer’s request.
On January 15, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements, which sets forth the reserve requirements regarding Turkish lira-denominated liabilities, so that (starting with the maintenance period starting on February 3, 2023), the reserve requirement rate for Turkish lira deposit accounts and participation accounts held by certain customers with maturities longer than three months is 0%. Additionally, if there is an increase (compared to January 6, 2023, based upon a calculation to be made on the last Friday of every two-week period) in a bank’s foreign currency-denominated liabilities with maturities longer than six months provided directly from abroad3, the reserve requirement rate for such increased amount is 0% until December 20, 2024. On September 14, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of September 1, 2023) to require banks to hold mandatory reserves at the rate of 25% for foreign exchange protected Turkish lira-denominated deposit accounts with an original maturity of up to six months and 5% for those with a longer maturity. However, on November 2, 2023, the CBRT further amended the Communiqué Regarding Reserve Requirements (effective as of October 27, 2023) and increased such rates by 500 basis points. On August 20, 2023, the CBRT again amended the Communiqué Regarding Reserve Requirements (effective as of August 18, 2023) to increase reserve requirement ratios for foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) on demand or with a maturity of up to (and including) one month from 25% to 29%, and on November 2, 2023 (effective as of October 27, 2023) increased again such ratio from 29% to 30%. In addition, the November 2, 2023 amendment also increased the reserve requirement ratios applicable to foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) with a maturity of: (a) more than one month and up to (but excluding) one year, from 25% to 26% and (b) one year or more, from 19% to 20%. This amendment also introduced an additional reserve requirement, which was set at 5% as of September 2024, and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) held by Garanti BBVA, regardless of their maturities.
On July 20, 2024, the CBRT amended the Communiqué Regarding Reserve Requirements. According to such amendment, if the growth of loans whose procedures and principles are determined by the CBRT for any given bank exceeds 1.5% at any relevant calculation date until January 3, 2025 (inclusive) compared to relevant loan portfolio as of March 29, 2024, the excess loans will be blocked as Turkish lira-denominated required reserves.
2 On January 5, 2024, the POA published the following criteria for identifying entities that fall within the scope of sustainability practices: institutions, organizations and businesses that meet at least two of the following criteria in at least two consecutive reporting periods are obliged to comply with TSRS in the preparation of their sustainability reports: (i) at least 500 million Turkish lira in total assets, (ii) at least 1 billion Turkish lira in annual net sales revenue, and (iii) 250 employees. Nevertheless, all banks (including Garanti BBVA) are subject to mandatory reporting without being subject to any thresholds.
3 Per the Communiqué Regarding Reserve Requirements, the liabilities subject to the reserve requirement are as follows: (i) deposits/participation funds, (ii) funds from repo transactions (except those received from Borsa Istanbul markets), (iii) loans obtained (except loans guaranteed by the Treasury of the Republic of Türkiye), (iv) securities issued, (v) subordinated debt that is not taken into account into the calculation of own funds, (vi) liabilities to the head office located abroad, (vii) debt related to contracted merchants due to credit card transactions, and (viii) borrower funds of investment banks.

On September 21, 2024, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of September 13, 2024), revising the reserve requirement rates as follows: (i) for demand deposits, notice deposits, and deposits with up to 1-month maturity and up to 3-month maturity, the ratio was increased from 12% to 15%; (ii) for deposits with up to 6-month maturity, up to 1-year maturity and maturities of 1 year and longer, the rate was increased from 8% to 10%; (iii) for deposits with foreign exchange or price protection by the CBRT with up to 6-month maturity, the rate was set at 33%; and (iv) for deposits with foreign exchange or price protection by the CBRT with a maturity longer than 6 months, the rate was set at 22%.
The Regulation on the Maintenance of Securities, pursuant to which each bank in Turkey (including Garanti BBVA) was required to hold certain amounts of Turkish lira-denominated long-term government debt securities and lease certificates issued by the Leasing Company of Under secretariat of Treasury based on their respective balances of foreign currency deposits, participation funds and precious metals held by customers and Turkish lira deposits, among other assets and liabilities, was amended on December 22, 2023. The relevant requirement for foreign currency deposits, participation funds and precious metals accounts held by customers and funds from foreign exchange-denominated repo transactions was set at 4%. The CBRT repealed the Regulation on the Maintenance of Securities on May 9, 2024 with immediate effect and, therefore, the rules requiring banks to hold long-term Turkish lira-denominated securities issued by the Turkish government with the CBRT have been abolished.
In December 2023, the Tax Procedure Law was amended with respect to the inflation-adjustment calculations with the aim of eliminating the effects of ongoing high inflation on financial statements and mitigating the adverse effects of inflation in taxation (as inflation results in tax revenue losses for the government). With this recent amendment, the difference between profit/loss arising from the inflation adjustments for the 2024 and 2025 accounting periods (including the temporary tax periods) will not be taken into account in determination of the earnings of the banks, companies within the scope of the Financial Leasing, Factoring, Financing and Savings Financing Companies Law No. 6361, payment and electronic money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, pension companies. It can be concluded that the aforementioned institutions will make inflation adjustments in 2024 and 2025 and may apply depreciation over the adjusted values, however, they will not be able to take into account the profits or losses that will arise as a result of the inflation adjustment in determining their earnings.
On June 15, 2024, the Communiqué on the Financial Statements of Companies Applying Inflation Adjustment was published in the Official Gazette dated June 15, 2024. The purpose of the Communiqué is to determine the financial statements to be taken as a basis in relation to the inflation adjustment to be applied in 2023 and subsequent accounting periods.
On July 2, 2024, the Capital Markets Law was amended to include the following concepts: crypto assets, crypto asset trading platform, crypto asset custody service and crypto asset service providers, as well as the procedures and principles regarding the supervision thereof. While the Capital Markets Board will have the authority to regulate crypto assets, the duties and authorities of other governmental institutions will be preserved. In this regard, the CBRT will be able to regulate crypto assets that are accepted as electronic money within the scope of the payment services and electronic money legislation and the Turkish Ministry of Trade will be able to regulate crypto assets that aim to give access to or represent a product or service. Service providers for both types of assets will be able to obtain an operating license only after the secondary regulations on the activities of such service providers and the transfer and custody of crypto assets enter into force.
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens sets forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts can be opened by converting foreign currency deposits or accounts through a document proving that the relevant funds were transferred from outside Turkey.
Garanti BBVA is required to conduct its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (i) receipt and transmission of orders in relation to capital market instruments, (ii) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (iii) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (iv) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2024

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of September 30, 2024 and December 31, 2023

ASSETS (Millions of Euros)
	Notes	September 2024	December 2023
Cash, cash balances at central banks and other demand deposits	8	58,588	75,416
Financial assets held for trading	9	127,551	141,042
Non-trading financial assets mandatorily at fair value through profit or loss	10	9,560	8,737
Financial assets designated at fair value through profit or loss	11	869	955
Financial assets at fair value through other comprehensive income	12	59,961	62,205
Financial assets at amortized cost	13	475,861	451,732
Derivatives - hedge accounting		1,297	1,482
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(72)	(97)
Joint ventures and associates	14	973	976
Insurance and reinsurance assets	21	187	211
Tangible assets	15	9,351	9,253
Intangible assets	16	2,322	2,363
Tax assets	17	17,939	17,501
Other assets	18	4,131	2,859
Non-current assets and disposal groups classified as held for sale	19	822	923
TOTAL ASSETS		769,341	775,558

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	September 2024	December 2023
Financial liabilities held for trading	9	98,313	121,715
Financial liabilities designated at fair value through profit or loss	11	14,443	13,299
Financial liabilities at amortized cost	20	571,381	557,589
Derivatives - hedge accounting		2,536	2,625
Liabilities under insurance and reinsurance contracts	21	10,970	12,110
Provisions	22	4,480	4,924
Tax liabilities	17	3,255	2,554
Other liabilities	18	7,189	5,477
Liabilities included in disposal groups classified as held for sale	19	—	—
TOTAL LIABILITIES		712,568	720,293

SHAREHOLDERS’ FUNDS		70,536	67,955
Capital	24	2,824	2,861
Share premium		19,184	19,769
Other equity		35	40
Retained earnings	25	40,797	36,237
Other reserves	25	1,851	2,015
Less: Treasury shares		(109)	(34)
Profit or loss attributable to owners of the parent		7,622	8,019
Less: Interim dividends		(1,668)	(951)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(17,647)	(16,254)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	3,883	3,564
TOTAL EQUITY		56,772	55,265
TOTAL EQUITY AND TOTAL LIABILITIES		769,341	775,558
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	September 2024	December 2023
Loan commitments given	28	182,572	152,868
Financial guarantees given	28	20,309	18,839
Other commitments given	28	50,433	42,577
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the nine months ended September 30, 2024 and 2023

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	September 2024	September 2023
Interest and other income	29.1	45,156	35,766
Interest income using effective interest rate method		40,261	31,750
Other interest income		4,895	4,016
Interest expense	29.2	(26,296)	(17,923)
NET INTEREST INCOME		18,861	17,843
Dividend income	30	77	75
Share of profit or loss of entities accounted for using the equity method		31	20
Fee and commission income	31	9,262	7,239
Fee and commission expense	31	(3,508)	(2,646)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	148	(16)
Gains (losses) on financial assets and liabilities held for trading, net	32	2,037	766
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	52	(50)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	173	167
Gains (losses) from hedge accounting, net	32	7	51
Exchange differences, net	32	513	513
Other operating income	33	447	443
Other operating expense	33	(3,046)	(3,242)
Income from insurance and reinsurance contracts	34	2,687	2,625
Expense from insurance and reinsurance contracts	34	(1,579)	(1,685)
GROSS INCOME		26,161	22,104
Administration costs	35	(9,064)	(8,187)
Depreciation and amortization	36	(1,125)	(1,054)
Provisions or reversal of provisions	37	(99)	(210)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(4,279)	(3,203)
NET OPERATING INCOME		11,594	9,450
Impairment or reversal of impairment of investments in joint ventures and associates	39	52	10
Impairment or reversal of impairment on non-financial assets	40	21	(17)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		5	6
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	41	(25)	37
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		11,647	9,487
Tax expense or income related to profit or loss from continuing operations		(3,659)	(3,204)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		7,987	6,283
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		7,987	6,283
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	366	322
ATTRIBUTABLE TO OWNERS OF THE PARENT		7,622	5,961
		September 2024	September 2023
EARNINGS (LOSSES) PER SHARE (Euros)		1.27	0.96
Basic earnings (losses) per share from continuing operations		1.27	0.96
Diluted earnings (losses) per share from continuing operations		1.27	0.96
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the nine months ended September 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	September 2024	September 2023
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	7,987	6,283
OTHER RECOGNIZED INCOME (EXPENSE)	(1,058)	1,406
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	222	(59)
Actuarial gains (losses) from defined benefit pension plans	(17)	(236)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	290	177
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(82)	(41)
Income tax related to items not subject to reclassification to income statement	29	41
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,280)	1,465
Hedge of net investments in foreign operations (effective portion)	645	(975)
Valuation gains (losses) taken to equity	645	(975)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	(2,174)	2,483
Translation gains (losses) taken to equity	(2,174)	2,483
Transferred to profit or loss	1	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	299	543
Valuation gains (losses) taken to equity	299	543
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(30)	(583)
Valuation gains (losses) taken to equity	24	(672)
Transferred to profit or loss	(54)	89
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	11	14
Income tax relating to items subject to reclassification to income statements	(32)	(17)
TOTAL RECOGNIZED INCOME (EXPENSE)	6,929	7,689
Attributable to minority interests (non-controlling interests)	696	306
ATTRIBUTABLE TO THE PARENT COMPANY	6,233	7,383
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2024												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2024 ⁽¹⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	7,622	—	(1,388)	330	366	6,929
Other changes in equity	(37)	(585)	—	(5)	4,560	—	(163)	(75)	(8,019)	(717)	(5)	4	(381)	(5,422)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,245)	—	—	—	—	(1,668)	—	—	(341)	(4,254)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,428)	—	—	—	—	—	(1,428)
Sale or cancellation of treasury shares	—	—	—	—	—	—	10	573	—	—	—	—	—	582
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	8	7,061	—	—	—	(8,019)	951	(5)	4	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	11	(285)	—	16	—	—	—	—	—	(40)	(298)
Balances as of September 30, 2024	2,824	19,184	—	35	40,797	—	1,851	(109)	7,622	(1,668)	(17,647)	(2,987)	6,870	56,772
(1) Balances as of December 31, 2023, as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2023												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2023 ⁽[1]⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income (expense) recognized	—	—	—	—	—	—	—	—	5,961	—	1,422	(16)	322	7,689
Other changes in equity	(32)	(342)	—	(29)	3,574	—	(1,096)	(22)	(6,358)	(230)	7	—	(226)	(4,753)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(32)	(342)	—	—	25	—	(74)	422	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,857)	—	—	—	—	(952)	—	—	(227)	(3,036)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,510)	—	—	—	—	—	(1,510)
Sale or cancellation of treasury shares	—	—	—	—	—	—	(2)	1,065	—	—	—	—	—	1,063
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,648	—	(21)	—	(6,358)	722	7	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(41)	—	—	—	—	—	—	—	—	—	(41)
Other increases or (-) decreases in equity	—	—	—	10	(242)	—	(998)	—	—	—	—	—	1	(1,229)
Balances as of September 30, 2023	2,923	20,514	—	34	36,285	—	1,249	(51)	5,961	(952)	(16,213)	(3,125)	6,828	53,453
(1) Balances as of December 31, 2022, as originally reported in the consolidated financial statements for the year 2022.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	September 2024	September 2023
CASH FLOWS FROM OPERATING ACTIVITIES (1)	(11,490)	(11,809)
Of which hyperinflation effect from operating activities	1,980	1,958
Profit for the period	7,987	6,283
Adjustments to obtain the cash flow from operating activities	11,022	9,211
Depreciation and amortization	1,125	1,054
Other adjustments	9,896	8,157
Net increase/decrease in operating assets/liabilities	(26,783)	(23,514)
Financial assets/liabilities held for trading	(11,084)	(935)
Non-trading financial assets mandatorily at fair value through profit or loss	(2,106)	(930)
Other financial assets/liabilities designated at fair value through profit or loss	2,582	1,371
Financial assets at fair value through other comprehensive income	(1,969)	412
Financial assets/liabilities at amortized cost	(15,839)	(22,678)
Other operating assets/liabilities	1,634	(754)
Collection/Payments for income tax	(3,716)	(3,790)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(1,166)	(1,247)
Of which hyperinflation effect from investing activities	718	768
Tangible assets	(845)	(992)
Intangible assets	(523)	(456)
Investments in joint ventures and associates	21	29
Subsidiaries and other business units	(23)	6
Non-current assets/liabilities held for sale	204	166
Other settlements/collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,436)	(376)
Of which hyperinflation effect from financing activities	—	—
Dividends	(2,245)	(1,857)
Subordinated liabilities	2,314	2,451
Treasury share amortization/increase	(37)	(32)
Treasury share acquisition/disposal	(842)	(444)
Other items relating to financing activities	(627)	(495)
EFFECT OF EXCHANGE RATE CHANGES (4)	(2,736)	535
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	(16,828)	(12,896)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	75,416	79,756
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	58,588	66,859

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	September 2024	September 2023
Cash on hand	8	7,496	6,866
Cash balances at central banks	8	43,162	53,671
Other demand deposits	8	7,930	6,323
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	58,588	66,859
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the nine months ended September 30, 2024
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2023 were authorized for issue on March 1, 2024.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the nine-month period ended September 30, 2024 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”) and with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and adopted by the European Union (EU-IFRS) and have been approved by the Board of Directors at its meeting held on October 30, 2024. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with IFRS-IASB or EU-IFRS, consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2023, except for the new Standards and Interpretations that became effective from January 1, 2024 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of September 30, 2024, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the nine months ended September 30, 2024.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets (see Note 17) and the forecast of corporate tax expense.
In general, the BBVA Group is working to consider and include in its estimation models how climate risks and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group. Where these risks are being considered, the relevant estimates and judgments, to the extent that they are material, are also being considered when preparing the financial statements of the BBVA Group and they are disclosed in the corresponding Notes to the consolidated financial statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of September 30, 2024. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the nine-month period ended September 30, 2024 there have been no significant changes in the estimates made as of December 31, 2023, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2023.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2023 (as set forth in Note 2 thereto), except for the entry into force of new standards and interpretations in the year 2024, among which the following should be highlighted:
2.1.Standards and interpretations that became effective in the first nine months of 2024
Amendment to IFRS 16 "Leases"
The International Accounting Standard Board (hereinafter "IASB") has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way such that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments have become effective on January 1, 2024. The standard has not had any significant impact on the consolidated financial statements of the BBVA Group.
2.2.Standards and interpretations issued but not yet effective as of September 30, 2024
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of September 30, 2024. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in foreign exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, on the other hand, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.
The modification to the standard will come into force on January 1, 2025. Early application is permitted, although the BBVA Group has not adopted it as of September 30, 2024.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026, although they may be applied earlier once they have been adopted by the European Union.
2.3.Other standards
Amendments to IAS 12 - Project on international tax reform of GloBE standards (Pillar Two)
On December 20, 2021, the OECD (Organization for Economic Co-operation and Development) published an international tax initiative which sets forth a framework of rules ("GloBE - Global Anti-Base Erosion Rules") for the application of the "Pillar Two Model Rules", establishing a supplementary tax system (top-up tax) that makes the effective tax rate, in those jurisdictions where certain multinational groups are present, reach the minimum rate of 15%.
In May 2023, the IASB published an amendment to IAS 12 to clarify the accounting treatment of this initiative on the results arising from tax legislation enacted or substantively enacted in relation to Pillar Two in those jurisdictions where the aforementioned groups are present. This amendment:
•Sets a mandatory temporary exception to the accounting of deferred taxes in relation to the implementation of the rules of the Pillar Two model.
•Requires qualitative and quantitative disclosures that allow users to understand the entities' exposure to taxes that may arise from this initiative.
Likewise, in the event that the Pillar Two tax regulations have come into force, separate information is provided related to the tax expense, if applicable, derived from its application.
The BBVA Group applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities in relation to Pillar Two. The information required by IAS 12 on the expected impact of this new regulation on the Group is provided below.
In the European Union, in December 2022, the Council adopted Directive 2022/2523 (hereinafter "the Directive"), incorporating the Model Rules into the European legal framework. The Directive includes, with some exceptions, the content of the aforementioned standards and sets December 31, 2023 as the deadline for their transposition by the Member States. Likewise, it provides that the corresponding provisions must enter into force with respect to the financial years beginning on or after that date. As a result, affected groups (those with a consolidated net turnover equal to or greater than €750 million in two of the last four years) must calculate their effective tax rate for Pillar Two purposes, for each jurisdiction in which they operate. In those cases in which the effective rate, calculated in accordance with the provisions of the Directive, is less than 15% for any jurisdiction, they will have to pay a complementary tax (top-up tax) in order to reach that 15%.

In Spain, the process of transposing the Directive into Spanish legislation is still ongoing. In this regard, on June 14, 2024, the draft law establishing a complementary tax (top-up tax) to guarantee a global minimum level of taxation of 15% for multinational groups and large national groups was published. Once the law is approved, it will foreseeably have effects, in general terms, for the tax periods that begin after December 31, 2023. In addition, Pillar Two legislation has been approved or is in the process of being approved, among others, in the other Member States of the European Union, including certain jurisdictions in which the Group operates. With regard to the jurisdictions of greatest relevance to the Group, in the case of Mexico, the corresponding legislation is still pending and there is no certainty, at the date of preparation of these Consolidated Financial Statements, as to whether approval thereof will take place and, if so, what will the effective date of the resulting legislation be, while in the case of Turkey, on August 2, 2024, the official gazette published the regulation that implements Pillar Two tax regulation in the country.
BBVA Group is within the scope of application of the Pillar Two legislation. Once the legislation is approved in Spain, which is expected to occur at the end of year 2024, BBVA, S.A., as the ultimate parent entity, in general terms, must pay the complementary tax (top-up tax) that accrues, if applicable, in relation to those jurisdictions where the minimum effective tax rate of 15% is not reached. Notwithstanding this, in those countries in which a domestic complementary tax (top-up tax) is approved in accordance with the rules of Pillar Two, the Group entities will be subject to it.
Regarding the 2024 financial year, in order to estimate the potential impact of the Pillar Two legislation on the consolidated financial statements, the Group has carried out a preliminary evaluation of its exposure to the legislation related to Pillar Two, taking into account the application of the transitional safe harbor and based on the figures used in the preparation of the consolidated financial statements of the Group in each of the jurisdictions that comprise it.
As a result of this preliminary evaluation, as indicated in the consolidated financial statements for the year ended December 31, 2023, the effective tax rate, in the majority of the jurisdictions in which the Group operates, with the exception of a small number of countries representing a non-material percentage of the BBVA Group's pre-tax profit, is expected to exceed 15%. In accordance with the above, based on the analysis carried out, for the financial year 2024 the Group does not anticipate significant economic impacts derived from the complementary tax (top-up tax) that would arise as a consequence of the application of Pillar Two. In this regard, it should be noted that this is a preliminary evaluation based on accounting information existing to date. The Group continues to monitor the legislative developments that are taking place in the jurisdictions where it is present, as well as analyzing the implications derived from the regulations.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first nine months of 2024
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.

In accordance with the Prior Announcement of the Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Offer was adjusted, as result of the dividend payment of the Target Company, to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Offer consideration. Therefore, also in accordance with the provisions of the Prior Announcement, the Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by holders of shares representing at least 50.01% of the share capital of the Target Company, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (a condition that was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company (see Note 24).
On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Offer.
On September 5, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company as a result of the Offer.
The Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Offer by the Spanish competition authorities. The detailed terms of the Offer will be set out in the Spanish prospectus, which was submitted to the CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV, and the relevant U.S. prospectus.
Significant transactions in 2023
During the year 2023, no significant corporate transactions were carried out.
4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 15, 2024, approved, under item 1.3 of the Agenda, a cash distribution against the 2023 results as a final dividend for the 2023 fiscal year, for an amount equal to €0.39 (€0.3159 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2024. The total amount paid, excluding treasury shares held by the Group's companies, amounted to €2,245 million.
By means of an Inside Information Notice (información privilegiada) dated September 26, 2024, BBVA announced that the Board of Directors had resolved the payment of a cash interim dividend of €0.29 gross (€0.2349 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution. Such amount was paid on October 10, 2024.
Share buyback program
On March 1, 2024, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced through an Inside Information Notice the execution of a time-scheduled buyback program for the repurchase of own shares, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The execution was carried out externally by Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date.

On May 24, 2024, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item three of the agenda through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption of 74,654,915 shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares (see Notes 24 and 25).

5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of September 30, 2024, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2023 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of September 30, 2024 and December 31, 2023, is as follows:

Total Group assets by operating segments (Millions of Euros)
	September 2024	December 2023 (1)
Spain	441,170	457,573
Mexico	156,541	173,489
Turkey	76,478	68,329
South America	68,052	64,779
Rest of Business	58,013	64,274
Subtotal assets by operating segments	800,253	828,445
Corporate Center and adjustments	(30,912)	(52,886)
Total assets BBVA Group	769,341	775,558
(1) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the operating segments. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the nine months ended September 30, 2024 and 2023:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
September 2024
Net interest income	18,861	4,831	8,762	925	4,178	523	(359)
Gross income	26,161	7,103	11,641	2,838	3,865	1,048	(332)
Operating profit /(loss) before tax	11,647	4,047	5,765	1,223	943	511	(842)
Attributable profit (loss)	7,622	2,866	4,193	433	471	402	(744)
September 2023 (1)
Net interest income	17,843	4,053	8,164	1,581	3,892	405	(253)
Gross income	22,104	5,833	10,475	2,310	3,577	852	(942)
Operating profit /(loss) before tax	9,487	3,015	5,450	1,087	1,009	417	(1,491)
Attributable profit (loss)	5,961	2,083	3,971	366	488	327	(1,274)
(1) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the operating segments. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions, the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. The main risk is that they could generate new supply shocks, pushing growth downward and inflation upward, and paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets. Moreover, some political events, such as the upcoming presidential elections in the United States, could be a source of tensions in the coming months. Any of these factors could materially and adversely affect the Group’s business, financial condition and results of operations.
In the current context, one of the main risks is that inflation remains higher than expected, either due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate events, or due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted, which could negatively affect the macroeconomic environment and financial markets.

The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. The persistence of interest rates at relatively high levels could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. Moreover, the Group’s results of operations have been affected by inflation in all countries in which BBVA operates, especially Turkey and Argentina.
Another macroeconomic risk is the possibility of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, with a potentially negative impact on many geographical areas, due to tensions in real estate markets and economic sanctions imposed by the United States, among other factors.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply shocks such as, for example, an increase in oil and gas prices to very high levels, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in exchange rates; an unfavorable evolution of the real estate market; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Spain, political, regulatory and economic uncertainty has also increased since the July 2023 general elections; there is a risk that policies could have an adverse impact on the economy or the Group. There is also a risk that the impact on financial conditions of political tensions in other European countries, such as those observed after the recent elections in France, could to some extent affect Spain. In Mexico, there is high uncertainty on the impact of the recently approved constitutional reforms, as well as on the policies that will be adopted by the new government. There is also the risk that the U.S. presidential election process may be a source of volatility in the Mexican markets. In Turkey, there are increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. Despite the gradual improvement of macroeconomic conditions, the situation remains relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of the clients of the Group (both individuals and corporations). In addition, official interest rates, the regulatory and macroprudential policies affecting the banking sector and the currency depreciation have affected and may continue to affect the Group’s results. In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. Finally, in Colombia and Peru, climate factors, political tensions and greater social conflict could eventually have a negative impact on the economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of September 30, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of September 30, 2024 and December 31, 2023 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	September 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		97,242
Equity instruments	9	9,175
Debt securities	9	32,549
Loans and advances	9	55,518
Non-trading financial assets mandatorily at fair value through profit or loss		9,560
Equity instruments	10	8,880
Debt securities	10	390
Loans and advances	10	290
Financial assets designated at fair value through profit or loss	11	869
Derivatives (trading and hedging)		48,306
Financial assets at fair value through other comprehensive income		60,101
Equity instruments	12	1,514
Debt securities		58,562	56,263	2,278	21
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		487,105	436,808	35,671	14,627
Debt securities		57,577	57,366	179	32
Loans and advances to central banks		7,746	7,746	—	—
Loans and advances to credit institutions		23,891	23,869	17	4
Loans and advances to customers		397,891	347,826	35,474	14,590
Total financial assets risk		703,183
Total loan commitments and financial guarantees		253,314	242,606	9,723	986
Loan commitments given	28	182,572	175,659	6,667	246
Financial guarantees given	28	20,309	19,046	1,049	214
Other commitments given	28	50,433	47,901	2,006	526
Total maximum credit exposure		956,497

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	9	4,589
Debt securities	9	28,569
Loans and advances	9	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	10	7,963
Debt securities	10	484
Loans and advances	10	290
Financial assets designated at fair value through profit or loss	11	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	12	1,217
Debt securities		61,047	60,255	771	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	28	152,868	147,376	5,326	165
Financial guarantees given	28	18,839	17,612	998	229
Other commitments given	28	42,577	39,854	2,087	636
Total maximum credit exposure		904,889
The changes in the nine months ended September 30, 2024 and the year ended December 31, 2023 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	September 2024	December 2023
Balance at the beginning of the period	15,362	14,521
Additions	9,149	11,066
Decreases ⁽¹⁾	(4,759)	(5,795)
Net additions	4,390	5,272
Amounts written-off	(3,379)	(3,770)
Exchange differences and other	(987)	(660)
Balance at the end of the period	15,385	15,362
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.
Loss allowances
Below are the changes in the nine months ended September 30, 2024, and the year ended December 31, 2023 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	September 2024	December 2023
Balance at the beginning of the period	(11,316)	(11,291)
Increase in loss allowances charged to income	(8,469)	(9,366)
Stage 1	(1,281)	(1,738)
Stage 2	(1,139)	(1,940)
Stage 3	(6,049)	(5,688)
Decrease in loss allowances charged to income	4,179	5,072
Stage 1	994	1,389
Stage 2	1,128	1,317
Stage 3	2,057	2,366
Transfer to written-off loans, exchange differences and other	4,424	4,270
Balance at the end of the period	(11,182)	(11,316)

Additional adjustments to expected losses measurement
To estimate expected losses, what is described in Note 7 of the 2023 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates.
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including evaluation by the relevant Global Risk Management Committee (GRMC).
Thus, in Spain, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay has been reviewed upwards, with a remaining adjustment as of September 30, 2024, of €247 million (€227 million as of December 31, 2023), a €20 million increase compared with the end of the year 2023 mainly related to the mortgage portfolio. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of September 30, 2024, the amounts recorded in Stage 2 amounted to €205 million on-balance sheet and €576 million off-balance sheet exposure, with allowances for losses of approximately €20 million at the contract level (€273 million, €406 million and €25 million, respectively as of December 31, 2023).
On the other hand, as of September 30, 2024, there were no complementary adjustments pending allocation to specific operations or customers. As of December 31, 2023, these adjustments were not significant after the utilization and/or release of most of the adjustments during 2023.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of September 30, 2024 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2023.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value from the attached condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2024 and December 31, 2023:

Fair value of financial instruments recognized at fair value by level. September 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	127,551	30,879	95,160	1,512
Derivatives		30,309	1,565	28,374	369
Equity instruments		9,175	9,071	—	104
Debt securities		32,549	20,243	12,113	193
Loans and advances		55,518	—	54,673	845
Non-trading financial assets mandatorily at fair value through profit or loss	10	9,560	7,933	377	1,250
Equity instruments		8,880	7,605	55	1,220
Debt securities		390	327	38	25
Loans and advances to customers		290	—	284	6
Financial assets designated at fair value through profit or loss	11	869	794	75	—
Debt securities		869	794	75	—
Financial assets at fair value through other comprehensive income	12	59,961	45,921	12,939	1,101
Equity instruments		1,514	1,261	63	189
Debt securities		58,422	44,635	12,876	912
Loans and advances to credit institutions		25	25	—	—
Derivatives – hedge accounting		1,297	—	1,297	—
LIABILITIES
Financial liabilities held for trading	9	98,313	13,534	83,530	1,248
Trading derivatives		28,278	1,415	26,117	747
Short positions		15,277	12,119	3,120	38
Deposits		54,758	—	54,294	464
Financial liabilities designated at fair value through profit or loss	11	14,443	—	12,585	1,859
Deposits from credit institutions		—
Customer deposits		952	—	952	—
Debt securities issued		4,457	—	2,599	1,859
Other financial liabilities		9,034	—	9,034	—
Derivatives – hedge accounting		2,536	—	2,508	28

Fair value of financial Instruments recognized at fair value by level. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances to customers		290	—	288	2
Financial assets designated at fair value through profit or loss	11	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	12	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances to credit institutions		26	—	26	—
Derivatives – hedge accounting		1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	9	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	11	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt securities issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – hedge accounting		2,625	—	2,586	39
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2024 and December 31, 2023:

Fair value of financial instruments recognized at amortized cost by level. September 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	58,588	58,588	—	—	—	58,588
Financial assets at amortized cost	13	475,861	30,526	44,472	30,175	367,936	473,109
Debt securities		57,515	—	44,472	11,828	856	57,155
Loans and advances		418,346	30,526	—	18,348	367,080	415,953
LIABILITIES
Financial liabilities at amortized cost	20	571,381	364,141	44,703	63,463	98,870	571,176
Deposits		486,380	346,465	—	43,446	95,669	485,580
Debt securities issued		67,325	—	44,703	20,017	3,200	67,920
Other financial liabilities		17,676	17,676	—	—	—	17,676
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

Fair value of financial Instruments recognized at amortized cost by level. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	75,416	75,416	—	—	—	75,416
Financial assets at amortized cost	13	451,732	34,826	41,950	10,533	359,062	446,371
Debt securities		49,462	—	41,950	6,244	759	48,952
Loans and advances		402,270	34,826	—	4,290	358,303	397,418
LIABILITIES
Financial liabilities at amortized cost	20	557,589	358,657	42,742	86,390	68,127	555,915
Deposits		473,835	343,611	1,269	62,049	64,601	471,530
Debt securities issued		68,707	—	41,472	24,341	3,526	69,339
Other financial liabilities		15,046	15,046	—	—	—	15,046
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	September 2024	December 2023
Cash on hand	7,496	7,751
Cash balances at central banks ⁽¹⁾	43,162	60,750
Other demand deposits	7,930	6,916
Total	58,588	75,416
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.
9.Financial assets and liabilities held for trading

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	September 2024	December 2023
ASSETS
Derivatives		30,309	34,293
Equity instruments	6.2	9,175	4,589
Debt securities	6.2	32,549	28,569
Loans and advances ⁽¹⁾	6.2	55,518	73,590
Total assets	7	127,551	141,042
LIABILITIES
Derivatives		28,278	33,045
Short positions		15,277	15,735
Deposits ⁽¹⁾		54,758	72,935
Total liabilities	7	98,313	121,715
(1) The variation is mainly due to the evolution of "Reverse repurchase agreement" and "Repurchase agreement" mainly at BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	September 2024	December 2023
Equity instruments	6.2	8,880	7,963
Debt securities	6.2	390	484
Loans and advances to customers	6.2	290	290
Total	7	9,560	8,737

11.Financial assets and liabilities designated at fair value through profit or loss

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	September 2024	December 2023
ASSETS
Debt securities	6.2 / 7	869	955
LIABILITIES
Deposits from credit institutions		—	—
Customer deposits		952	717
Debt securities issued		4,457	3,977
Other financial liabilities: Unit-linked products		9,034	8,605
Total liabilities	7	14,443	13,299
12.Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	September 2024	December 2023
Equity instruments	6.2	1,514	1,217
Debt securities		58,422	60,963
Loans and advances to credit institutions	6.2	25	26
Total	7	59,961	62,205
Of which: loss allowances of debt securities		(140)	(84)
13.Financial assets at amortized cost

Financial assets at amortized cost (Millions of Euros)
	Notes	September 2024	December 2023
Debt securities		57,515	49,462
Loans and advances to central banks		7,734	7,151
Loans and advances to credit institutions		23,881	17,477
Loans and advances to customers		386,731	377,643
Government		21,830	23,265
Other financial corporations		15,562	13,251
Non-financial corporations		177,408	171,063
Other		171,931	170,063
Total	7	475,861	451,732
Of which: impaired assets of loans and advances to customers	6.2	14,590	14,444
Of which: loss allowances of loans and advances	6.2	(11,182)	(11,316)
Of which: loss allowances of debt securities		(62)	(82)
14.    Investments in joint ventures and associates

Joint ventures and associates (Millions of Euros)
	September 2024	December 2023
Joint ventures	89	93
Associates	884	883
Total	973	976

15.    Tangible assets

Tangible assets. Breakdown by type (Millions of Euros)
	September 2024	December 2023
Property, plant and equipment	9,063	9,046
For own use	8,143	8,295
Land and buildings	6,364	6,405
Work in progress	107	199
Furniture, fixtures and vehicles	6,528	6,424
Right to use assets	2,273	2,212
Accumulated depreciation	(6,974)	(6,738)
Impairment	(155)	(206)
Leased out under an operating lease	921	751
Assets leased out under an operating lease	999	800
Accumulated depreciation	(78)	(49)
Investment property	287	207
Building rental	247	154
Other	1	1
Right to use assets	251	238
Accumulated depreciation	(116)	(110)
Impairment	(95)	(76)
Total	9,351	9,253
16.    Intangible assets

Intangible assets (Millions of Euros)
	September 2024	December 2023
Goodwill	688	795
Other intangible assets	1,635	1,568
Computer software acquisition expense	1,614	1,535
Other intangible assets with an infinite useful life	9	8
Other intangible assets with a definite useful life	12	25
Total	2,322	2,363
Goodwill
As of September 30, 2024 and December 31, 2023, the principal amount of the goodwill is due to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €531 million and €623 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year 2023, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment.
As of and for the nine months ended September 30, 2024, no indicators of impairment have been identified in any CGU.
17.    Tax assets and liabilities

Tax assets and liabilities (Millions of Euros)
	September 2024	December 2023
Tax assets
Current tax assets	3,588	2,860
Deferred tax assets	14,352	14,641
Total	17,939	17,501
Tax liabilities
Current tax liabilities	434	878
Deferred tax liabilities	2,821	1,677
Total	3,255	2,554

18.    Other assets and liabilities

Other assets and liabilities (Millions of Euros)
	September 2024	December 2023
ASSETS
Inventories	262	276
Transactions in progress	139	41
Accruals	1,938	1,368
Other items	1,792	1,174
Total	4,131	2,859
LIABILITIES
Transactions in progress	1,025	133
Accruals	3,158	2,878
Other items	3,006	2,466
Total	7,189	5,477
19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	September 2024	December 2023
ASSETS
Foreclosures and recoveries	827	943
Other assets from tangible assets	931	1,026
Companies held for sale	43	43
Accrued amortization	(76)	(84)
Impairment losses	(903)	(1,005)
Total	822	923
LIABILITIES
Companies held for sale	—	—
Total	—	—
20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

Financial liabilities at amortized cost (Millions of Euros)
	Notes	September 2024	December 2023
Deposits		486,380	473,835
Deposits from central banks		15,845	20,309
Demand deposits		253	159
Time deposits and other		8,038	12,203
Repurchase agreements		7,554	7,947
Deposits from credit institutions		32,702	40,039
Demand deposits		7,677	6,629
Time deposits and other		13,229	12,871
Repurchase agreements		11,796	20,539
Customer deposits		437,834	413,487
Demand deposits		314,916	317,543
Time deposits and other		102,757	91,740
Repurchase agreements		20,161	4,204
Debt securities issued		67,325	68,707
Other financial liabilities		17,676	15,046
Total	7	571,381	557,589
As of September 30, 2024 all drawdowns under the TLTRO III program have been repaid. As of December 31, 2023, the amount recorded in "Deposits from central banks - Time deposits and other" included the drawdowns under the TLTRO III facilities of the ECB, mainly by BBVA, S.A., amounting to €3,660 million.

20.2    Debt securities issued

Debt securities issued (Millions of Euros)
	September 2024	December 2023
In Euros	39,042	44,622
Promissory bills and notes	1,611	5,416
Non-convertible bonds and debentures	18,754	16,256
Covered bonds	5,764	6,734
Hybrid financial instruments (1)	536	800
Securitization bonds	2,323	2,168
Wholesale funding	1,667	6,182
Subordinated liabilities	8,388	7,066
Convertible perpetual certificates	2,750	3,000
Other non-convertible subordinated liabilities	5,638	4,066
In foreign currencies	28,283	24,086
Promissory bills and notes	1,314	336
Non-convertible bonds and debentures	10,611	8,684
Covered bonds	99	99
Hybrid financial instruments (1)	4,666	4,722
Securitization bonds	—	—
Wholesale funding	1,491	1,479
Subordinated liabilities	10,103	8,766
Convertible perpetual certificates	2,681	2,715
Other non-convertible subordinated liabilities	7,423	6,051
Total	67,325	68,707
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3    Other financial liabilities

Other financial liabilities (Millions of Euros)
	September 2024	December 2023
Lease liabilities	1,398	1,507
Creditors for other financial liabilities	4,644	3,439
Collection accounts	3,261	3,642
Creditors for other payment obligations	8,373	6,458
Total	17,676	15,046
21.    Assets and liabilities under insurance and reinsurance contracts
As of September 30, 2024 and December 31, 2023, the balance under the heading "Insurance and reinsurance assets" amounted to €187 million and €211 million, respectively.
The breakdown of the balance under the heading "Liabilities under insurance and reinsurance contracts" is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	September 2024	December 2023
Liabilities for remaining coverage	9,863	10,900
Liabilities for incurred claims	1,107	1,210
Total	10,970	12,110

22.    Provisions

Provisions. Breakdown by concepts (Millions of Euros)
	September 2024	December 2023
Provisions for pensions and similar obligations	2,333	2,571
Other long term employee benefits	393	435
Provisions for taxes and other legal contingencies	746	696
Commitments and guarantees given	634	770
Other provisions (1)	374	452
Total	4,480	4,924
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	September 2024	September 2023
Interest income and expense		101	98
Personnel expense		165	140
Defined contribution plan expense	35.1	125	105
Defined benefit plan expense	35.1	41	35
Provisions or reversal of provisions	37	4	40
Total expense (income)		270	278
24.    Capital
As of September 30, 2024 and December 31, 2023, BBVA’s share capital amounted to €2,824,009,877.85 and €2,860,590,786.20 divided into 5,763,285,465 and 5,837,940,380 shares, respectively. The variation is due to the partial execution, announced on May 24, 2024, of the share capital reduction resolution adopted by the Ordinary General Shareholders' Meeting of BBVA held on March 15, 2024, under item three of the agenda (see Note 4).
As of each of such dates, all shares were of the same class and series, fully subscribed and paid-up, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
Resolutions of the Extraordinary General Shareholders' Meeting
The Extraordinary General Shareholders' Meeting of BBVA held on July 5, 2024 resolved, under item one of the agenda, to authorize an increase in its share capital for up to a maximum nominal amount of €551,906,524.05 by issuing and putting into circulation up to 1,126,339,845 ordinary shares with a par value of €0.49 each, of the same class and series, and with the same rights as the outstanding shares at such date, represented in book-entry form, with non-cash contributions for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. announced by BBVA.
25.    Retained earnings and other reserves

Retained earnings and other reserves (Millions of Euros)
	September 2024	December 2023
Retained earnings	40,797	36,237
Other reserves	1,851	2,015
Total	42,648	38,251

26.    Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	September 2024	December 2023
Items that will not be reclassified to profit or loss	(1,883)	(2,105)
Actuarial gains (losses) on defined benefit pension plans	(1,050)	(1,049)
Non-current assets and disposal groups classified as held for sale	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(831)	(1,112)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(2)	55
Items that may be reclassified to profit or loss	(15,764)	(14,148)
Hedge of net investments in foreign operations (effective portion)	(1,852)	(2,498)
Mexican peso	(2,396)	(3,147)
Turkish lira	563	670
Other exchanges	(19)	(21)
Foreign currency translation	(13,973)	(11,419)
Mexican peso	(4,057)	(640)
Turkish lira	(6,394)	(6,908)
Argentine peso	(678)	(1,296)
Venezuela Bolívar	(1,862)	(1,865)
Other exchanges	(982)	(711)
Hedging derivatives. Cash flow hedges (effective portion)	348	133
Fair value changes of debt instruments measured at fair value through other comprehensive income	(287)	(357)
Non-current assets and disposal groups classified as held for sale	—	—
Share of other recognized income and expense of investments in joint ventures and associates	—	(8)
Total	(17,647)	(16,254)
The balances recognized under these headings are presented net of tax.
27.    Minority interests (non-controlling interests)

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	September 2024	December 2023
Garanti BBVA	1,216	1,129
BBVA Peru	1,619	1,586
BBVA Argentina	756	544
BBVA Colombia	63	82
BBVA Venezuela	113	108
Other entities	115	115
Total	3,883	3,564

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	September 2024	September 2023
Garanti BBVA	81	64
BBVA Peru	199	180
BBVA Argentina	80	65
BBVA Colombia	—	(6)
BBVA Venezuela	6	21
Other entities	—	(3)
Total	366	322

28.    Commitments and guarantees given

Commitments and guarantees given (Millions of Euros)
	Notes	September 2024	December 2023
Loan commitments given	6.2	182,572	152,868
Financial guarantees given	6.2	20,309	18,839
Other commitments given	6.2	50,433	42,577
Total	6.2	253,314	214,283
29.    Net interest income
29.1    Interest and other income

Interest and other income. Breakdown by origin (Millions of Euros)
	September 2024	September 2023
Financial assets held for trading	4,541	3,483
Financial assets at fair value through other comprehensive income	2,229	3,054
Financial assets at amortized cost ⁽¹⁾	36,485	28,220
Insurance activity	1,086	772
Adjustments of income as a result of hedging transactions	534	16
Other income	280	222
Total	45,156	35,766
(1) Includes interest on demand deposits at central banks and credit institutions.
29.2    Interest expense

Interest expense. Breakdown by origin (Millions of Euros)
	September 2024	September 2023
Financial liabilities held for trading	4,178	2,604
Financial liabilities designated at fair value through profit or loss	134	85
Financial liabilities at amortized cost	20,122	14,108
Adjustments of expense as a result of hedging transactions	919	546
Insurance activity	761	457
Cost attributable to pension funds	102	83
Other expense	80	38
Total	26,296	17,923
30.    Dividend income

Dividend income (Millions of Euros)
	September 2024	September 2023
Non-trading financial assets mandatorily at fair value through profit or loss	10	11
Financial assets at fair value through other comprehensive income	67	65
Total	77	75

31.    Fee and commission income and expense

Fee and commission income. Breakdown by origin (Millions of Euros)
	September 2024	September 2023
Bills receivables	15	19
Demand accounts	222	243
Credit and debit cards and POS (1)	4,986	3,316
Checks	126	139
Transfers and other payment orders	685	665
Insurance product commissions	330	287
Loan commitments given	241	226
Other commitments and financial guarantees given	385	358
Asset management	1,179	1,009
Securities fees	275	252
Custody securities	162	151
Other fees and commissions	656	575
Total	9,262	7,239
(1) Point Of Sale.

Fee and commission expense. Breakdown by origin (Millions of Euros)
	September 2024	September 2023
Demand accounts	5	5
Credit and debit cards and POS (1)	2,477	1,718
Transfers and other payment orders	116	117
Commissions for selling insurance	33	32
Custody securities	72	61
Other fees and commissions	806	712
Total	3,508	2,646
(1) Point Of Sale.
32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	September 2024	September 2023
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	148	(16)
Financial assets at amortized cost	9	42
Other financial assets and liabilities	139	(58)
Gains (losses) on financial assets and liabilities held for trading, net	2,037	766
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	52	(50)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	173	167
Gains (losses) from hedge accounting, net	7	51
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	2,417	917
Exchange differences, net	513	513
Total	2,930	1,430

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	September 2024	September 2023
Debt instruments	671	(101)
Equity instruments	605	455
Trading derivatives and hedge accounting	6	(857)
Loans and advances to customers	249	42
Customer deposits	(73)	(21)
Other	959	1,400
Total	2,417	917
33.    Other operating income and expense

Other operating income (Millions of Euros)
	September 2024	September 2023
Gains from sales of non-financial services	240	249
Other operating income	207	193
Total	447	443

Other operating expense (Millions of Euros)
	September 2024	September 2023
Change in inventories	104	104
Contributions to guaranteed banks deposits funds ⁽¹⁾	463	611
Hyperinflation adjustment (2)	1,451	1,736
Other operating expense (3)	1,028	792
Total	3,046	3,242
(1) In 2024, contributions to the European Single Resolution Fund (SRF) had ceased as the constitution phase of the fund has ended.
(2) For the nine months ended September 30, 2024, it includes €1,178 million related to Argentina and €263 million related to Turkey. For the nine months ended September 30, 2023, it includes €953 million related to Argentina and €760 million related to Turkey.
(3) For the nine months ended September 30, 2024, it includes €285 million corresponding to the total annual amount paid under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022. For the nine months ended September 30, 2023, it includes €215 million in connection with such temporary tax.
34.    Income and expense from insurance and reinsurance contracts

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	September 2024	September 2023
Income from insurance and reinsurance contracts	2,687	2,625
Expense from insurance and reinsurance contracts	(1,579)	(1,685)
Total	1,108	941
35.    Administration costs
35.1    Personnel expense

Personnel expense (Millions of Euros)
	Notes	September 2024	September 2023
Wages and salaries		4,098	3,704
Social security costs		729	639
Defined contribution plan expense	23	125	105
Defined benefit plan expense	23	41	35
Other personnel expense		450	354
Total		5,443	4,837

35.2    Other administrative expense

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	September 2024	September 2023
Technology and systems	1,277	1,205
Communications	196	171
Advertising	300	259
Property, fixtures and materials	422	383
Taxes other than income tax	355	340
Surveillance and cash courier services	187	185
Other expense	884	807
Total	3,621	3,350
36.    Depreciation and amortization

Depreciation and amortization (Millions of Euros)
	September 2024	September 2023
Tangible assets	714	653
For own use	458	411
Right-of-use assets	253	238
Investment properties and other	4	3
Intangible assets	411	401
Total	1,125	1,054
37.    Provisions or reversal of provisions

Provisions or reversal of provisions (Millions of Euros)
	Notes	September 2024	September 2023
Pensions and other post-employment defined benefit obligations	23	4	40
Commitments and guarantees given		(93)	40
Pending legal issues and tax litigation		132	105
Other provisions		55	25
Total		99	210
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	September 2024	September 2023
Financial assets at fair value through other comprehensive income - debt securities	84	43
Financial assets at amortized cost	4,195	3,160
Of which: recovery of written-off assets by cash collection	(286)	(268)
Total	4,279	3,203
39.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €52 million for the nine months ended September 30, 2024, corresponding to investments in associates, and it included a reversal of impairment of €10 million for the nine months ended September 30, 2023.

40.Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	September 2024	September 2023
Tangible assets	(39)	(8)
Intangible assets	12	12
Others	7	12
Total	(21)	17
41.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	September 2024	September 2023
Gains on sale of real estate	26	41
Impairment of non-current assets held for sale	(51)	(5)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	(25)	37
42.Subsequent events
From October 1, 2024 to the date of preparation of these Consolidated Financial Statements, except for the payment of the dividend mentioned in Note 4, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Luisa Gómez Bravo

Name:	María Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	October 31, 2024